

05009744

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Tesco PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 15 2005
THOMSON FINANCIAL

FILE NO. 82- 3277 FISCAL YEAR 2-26-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/15/05

TESCO | Every l

Annual report and financial statements 2005


13
TESCO
Lotus

CONTENT

Tesco works hard to create value for customers to earn their lifetime loyalty.

We do this in each of the four parts of our strategy:

Core UK

International

Non-food

Retailing services



Michala Kochrdová Lamac Hypermarket, Bratislava

highlights

financials:

	Growth on 2004 53 weeks	Growth on 2004 52 weeks pro forma
Group sales	+10.5%	+12.4%
Underlying Group profit before tax†	+18.8%	+20.5%
Group profit before tax	+22.6%	+24.5%
Underlying diluted earnings per share†	+12.2%	
Diluted earnings per share	+17.2%	
Dividend per share	+10.5%	

	2005 52 weeks	2004 53 weeks	2004 52 weeks pro forma
Group sales (£m) (including value added tax)	37,070	33,557	32,989
Underlying Group profit before tax† (£m)	2,029	1,708	1,684
Group profit before tax (£m)	1,962	1,600	1,576
Underlying diluted earnings per share† (p)	18.30	16.31	
Diluted earnings per share (p)	17.50	14.93	
Dividend per share (p)	7.56	6.84	
Group enterprise value (£m) (market capitalisation plus net debt)	27,853	23,866	
Return on capital employed#	11.5%	10.4%	

†Excluding net profit/(loss) on disposal of fixed assets, integration costs and goodwill amortisation.

#2004 – restated as a result of UITF 38 and UITF 17 (revised), previously 10.5%. See note 1.

Operating and financial review

This operating and financial review analyses the performance of the Tesco Group in the financial year ended 26 February 2005. It also explains other aspects of the Group's results and operations, including strategy and risk management.



22,585
25,401
28,280
33,557
37,070
19,711
21,454
23,101
26,876
29,511
01 02 03 04 05
SALES PERFORMANCE
£m
GROUP
UK



8.4
8.8
7.7
16.3
14.2
11.9
4.7
6.0
4.0
6.7
9.0
01 02 03 04 05
UK SALES GROWTH %
TOTAL
LIKE-FOR-LIKE
53rd WEEK

Group summary

	2005 52 wks £m	2004 53 wks £m	Change %
Group sales (including value added tax)	37,070	33,557	10.5
Underlying profit on ordinary activities before tax†	2,029	1,708	18.8
Profit on ordinary activities before taxation	1,962	1,600	22.6
Underlying diluted earnings per share (p)†	18.30	16.31	12.2
Diluted earnings per share (p)	17.50	14.93	17.2
Dividend per share (p)	7.56	6.84	10.5

UK performance

	2005 52 wks £m	2004 53 wks £m	Change %
Sales (including value added tax)	29,511	26,876	9.8
Underlying operating profit†	1,694	1,526	11.0
Operating margin‡	6.2%	6.2%	

Rest of Europe performance

	2005 52 wks £m	2004 53 wks £m	Change %
Sales (including value added tax)	4,349	3,834	13.4
Underlying operating profit†	218	184	18.5
Operating margin‡	5.7%	5.4%	

Asia performance

	2005 £m	2004 £m	Change %
Sales (including value added tax)	3,210	2,847	12.8
Underlying operating profit†	152	122	24.6
Operating margin‡	5.0%	4.6%	

† Excluding net profit/(loss) on disposal of fixed assets, integration costs and goodwill amortisation.

‡ Operating margin is calculated using sales excluding value added tax.

Strategy *The Group's four-part strategy – to grow the core UK business, be as strong in non-food as in food, develop retailing services and become a successful international retailer, was laid down in 1997 and it has been the foundation of Tesco's success in recent years.* Our performance this year demonstrates this very well. Our new growth businesses – in international, in non-food and in retailing services – have contributed as much profit as the entire business was making in 1997.

We have continued to make strong progress with all four parts of our strategy – by keeping our focus on trying to improve what we do for customers:

- making their shopping trip as easy as possible
- constantly seeking to reduce our prices to help them spend less
- offering the convenience of either large or small stores
- bringing simplicity and value to complicated markets.

Group performance Group sales, including VAT, increased by 10.5% to £37.1bn (2004 – £33.6bn). At constant exchange rates, sales grew by 11.5%. Group underlying pre-tax profit increased by 18.8% to £2,029m (2004 – £1,708m).

UK Sales increased by 9.8% to £29.5bn. On a 52 week basis sales increased by 11.9%, with like-for-like growth of 9.0% (including volume of 8.9%) and 2.9% from net new stores. Inflation of 0.1%, was entirely driven by cost increases in our petrol business. We saw deflation in our stores as we invested in lower prices for customers.

Petrol had a significant impact on sales growth in the year, with volumes growing exceptionally strongly from the second quarter onwards, helped by our efforts to keep fuel prices down during a period of rising oil prices. Like-for-like sales growth during the year, excluding petrol, was 7.5%.

During the second half, like-for-like sales increased by 9.5% including petrol and by 7.4%, excluding petrol.

UK underlying operating profit was 11.0% higher at £1,694m (2004 – £1,526m). The operating margin was maintained at 6.2%.

International Total international sales grew by 13.1% to £7.6bn and by 18.3% at constant exchange rates. International operations contributed £370m to underlying operating profit, up 20.9% on last year, with operating margins rising to 5.4% (2004 – 5.1%). At constant exchange rates, international profit grew by 26.5%.

In the **Rest of Europe**, sales rose by 13.4% to £4.3bn (2004 – £3.8bn). At constant exchange rates, sales grew by 15.7%. Underlying operating profit increased by 18.5% to £218m (2004 – £184m). In Asia, sales grew by 12.8% to £3.2bn (2004 – £2.8bn). At constant exchange rates, sales grew by 21.8%. Underlying operating profit increased by 24.6% to £152m (2004 – £122m).

Joint Ventures and Associates Our total share of profit (excluding goodwill amortisation) for the year was £135m compared to £99m last year. Tesco Personal Finance pre-tax profit post minority interest was £202m, of which our share was £101m, up 26.5% on last year.

Net interest payable was £170m (2004 – £223m), giving cover of 12.5 times (2004 – 8.2 times). Tax has been charged at an effective rate of 30.2% (2004 – 31.1%). Prior to accounting for the net profit on disposal of fixed assets, resulting mainly from the property joint venture with Topland announced in March 2004, as well as goodwill amortisation and integration costs, our underlying tax rate was 29.5% (2004 – 29.5%).

Underlying diluted earnings per share increased by 12.2% to 18.30p (2004 – 16.31p).

Cash Flow and Balance Sheet The Group generated net cash of £121m during the year, benefiting from a strong operating cash inflow of £3bn, after an additional £200m contribution to the Group pension scheme and the net proceeds of £646m from our property joint venture with Topland. Net debt reduced to £3.8bn at the year end, representing gearing of 43% (2004 – 51%).

After year end we generated around £350m from our most recent property joint venture with the Consensus Business Group.

Group capital expenditure during the year (excluding acquisitions but including the ten Safeway stores purchased from Morrisons) was £2.4bn (2004 – £2.3bn). We expect Group capital expenditure to be around £2.4bn this year. UK capital expenditure was £1.7bn (2004 – £1.5bn), including £835m on new stores and £288m on extensions and refits. Total international capital expenditure was £746m (2004 – £765m) comprising £282m in Asia and £464m in Europe.

Dividends The Board has proposed a final dividend of 5.27p per share (2004 – 4.77p). This represents an increase of 10.5%. Together with the interim dividend of 2.29p (2004 – 2.07p) already paid, this brings the full year dividend to 7.56p, also an increase of 10.5% on last year. The final dividend will be paid on 1 July 2005 to shareholders on the Register of Members at the close of business on 22 April 2005. Shareholders will continue to have the right to receive the dividend in the form of fully paid ordinary shares instead of cash. The first day of dealing in the new shares will be 1 July 2005.

Total Shareholder Return Total Shareholder Returns (TSR), which is measured as the percentage change in the share price, plus the dividend paid, has increased by 108.7% over the last five years, compared to the decrease in the FTSE 100 average of 6.2%. Over the last three years, Tesco TSR has been 34.5%, compared to the FTSE 100 average of 8.8%. In the last year, the return in Tesco was 25.1%, compared to the FTSE 100 average of 15.0%.

Return on Capital Employed (ROCE). At the time of our share placing in January 2004, we believed we could increase our 2002/03 financial year post tax ROCE of 10.2% by up to 200 basis points over five years based on then current plans. The excellent progress we have made in the year, combined with the effect of the Topland property funding initiative, means that post tax ROCE rose to 11.5%.


1,944
2,027
2,134
2,285
2,417
1,206
1,276
1,228
1,520
1,571
01
02
03
04
05
GROUP
UK
CAPITAL EXPENDITURE £m


10.1
25.7
114.9
1 year
3 years
5 years
TOTAL SHAREHOLDER RETURN RELATIVE TO THE FTSE 100


1,298
1,296
1,433
1,778
1,519
01
02
03
04
05
UK SALES AREA OPENED 000 sq ft

Operating and financial review continued


68
102
152
194
273
01 02 03 04 05
NUMBER OF INTERNATIONAL HYPERMARKETS


74
119
212
306
370
01 02 03 04 05
INTERNATIONAL UNDERLYING OPERATING PROFIT £m


6
40
96
160
202
01 02 03 04 05
TESCO PERSONAL FINANCE PRE-TAX PROFIT POST MINORITY INTEREST £m

IFRS We are well advanced with our preparations for the adoption of International Financial Reporting Standards (IFRS) for our 2005/06 financial reporting. As communicated at our IFRS presentation in February 2005, the main changes to our profit and shareholders' funds will arise from accounting changes for share-based payments, goodwill, pensions, deferred tax, financial instruments and fixed assets. Details of the presentation can be found on our website www.tesco.com/corporate

In May 2005 we will issue 2004/05 financial information restated for IFRS. We estimate that the adoption of IFRS will have a small impact on 2004/05 statutory profit after tax (between zero and £30m). This impact excludes the effect of IAS 32 and IAS 39, where Tesco has elected to take a one year exemption on these standards, as allowed under IFRS.

Year end Convergence We announced in September 2004 that we had taken a decision to align our UK and International accounting periods, due to the increasing contribution our international businesses make to Group results. We will do this for the 2006 year end, which will be on 2 April 2006. Thereafter, the timetable will be as follows:

- Half year – last Sunday in September/first Sunday in October
- Year end – first Sunday in April
- 13 week quarters, with trading updates for Q1 and Q3 (Q3 to include Christmas trading period).

Employees With over 353,000 staff in 13 countries, and a further 14,000 retail employees working in our joint venture in China, we play an important role in creating employment, fostering skills and generating economic development. This year alone our UK workforce, already the largest in the UK private sector, grew by 14,000 and we also created 12,000 jobs in our international operations.

Our people are our most important asset. Looking after our people so that they can look after our customers is one of the core values of our business. We are committed to providing market-leading working conditions for our staff and we encourage our suppliers to do the same.

In the UK we offer staff an attractive benefits package, including wages that are amongst the highest in our industry, flexible hours and leave, profit sharing, subsidised meals, childcare vouchers and an award-winning pension scheme. Staff with more than 12 months' service receive 10% discount on their shopping at Tesco.

Shares in Success Almost a third of Tesco's shareholders – over 86,000 people – are members of staff. Our Shares in Success scheme this year gave £65m worth of shares to employees across the Group. In addition, our Save-as-You-Earn scheme, which gives employees the opportunity to buy shares at a 20% discount, resulted in a further £104m worth of shares being issued to staff during the year.

Pensions We are convinced our award-winning defined benefit pension scheme helps us to attract and retain the best staff. The UK scheme has nearly 137,000 members – nearly 60% of eligible staff. All eligible staff are encouraged to join the scheme as soon as they join Tesco. Approximately 1,200 staff join the scheme every month.

The last full actuarial valuation of the main Tesco PLC Pension Scheme was carried out as at 31 March 2002 and the next valuation will be performed as at 31 March 2005.

Ahead of the 2005 three-yearly full actuarial valuation of the scheme, which will be completed this autumn, the Group has paid an additional cash contribution into the scheme of £200m to strengthen significantly its funding position. We will review the level of contributions to the scheme when the actuarial valuation has been completed.

Details of the last full actuarial valuation can be seen in note 27(a). In line with accounting standards, a separate FRS 17 valuation has been performed as at the Group year end date. The FRS 17 disclosures can be found in note 27(b).

Training and Development We are committed to developing our people to bring out the best in everyone. Our staff have access to training programmes and a personal development plan, with six-monthly reviews, to ensure they have the right skills to do their job. This commitment is equally important in our international businesses, where we aim to build local workforce skills and promote from within.

Diversity We try to ensure that at all times and in every aspect of employment, including recruitment, training and development, everybody receives the same treatment, regardless of factors such as gender, age, colour, creed, race, ethnic origin, disability, marital status, religion or belief, trade union membership or sexual preference and orientation.

Core UK business UK sales grew by 11.9% in the year, on a 52 week basis, including a like-for-like increase of 9.0%. Over two million more customers are choosing to shop at Tesco today compared with a year ago, with most of the growth coming from our existing stores. Average spend per visit (excluding Express convenience stores) is also up – by over 2% – despite deflation in our stores, reflecting the success of our efforts to improve our inclusive offer on all fronts.

We have continued to invest in the things that matter for customers. For example:

- On-shelf availability has improved significantly during the year. Our measure of this, which is based on our in-store picking of Tesco.com orders, shows that availability improved by a full percentage point compared with last year.
- Self-service checkouts, which save time for customers, are now in over 100 stores, with over half a million shoppers now regularly using them.
- We have again strengthened our position as the UK's best value retailer by investing £230m in improving our price position through a series of price campaigns during the year. A further £67m of cuts were announced in early April 2005.
- The development of our Value brand continues and the range now extends to 2,200 products, including many non-food items. Our Finest range also continues to develop, with 400 new lines launched in the year, bringing the total to 2,300.

Tesco re-invests efficiency savings for the benefit of our customers. Our Step-Change programme has delivered savings this year of £270m, on top of almost £200m achieved last year.

We have made good progress with the development of our store formats. During the second half, we opened our 100th Extra hypermarket in the UK, having opened the first at Pitsea in only 1997. We anticipate being able to open up to 20 new Extras a year, mostly through extensions to existing superstores.

The new Extra stores at Dumfries, Stockport and Stafford, which opened in the year, were part of a programme of regeneration development partnerships, bringing jobs and modern retail standards to deprived urban areas. We have nine more such projects currently under development.

Across the country more customers have access to our Express convenience stores as we bring the Tesco offer and lower prices to new neighbourhoods. Over four million of our customers walk to their local Tesco as a result of the growth of Express. We converted 202 T&S stores during the year, bringing the total number of Express stores to 546.

A further 26 T&S stores will be converted this year. Thereafter, the expansion of Express will be mainly through organic growth, with the One Stop fascia retained as a successful convenience format in over 500 smaller stores.

We have also completed the conversion to Express of the Adminstore stores in London (Cullens, Europa and Harts). On average, these stores have seen sales more than double and are nearly 20% above our forecasts.

A total of 1.5m sq ft of new sales area was opened during the year across all formats, of which 350,000 sq ft was in extensions to existing stores. This includes the ten former Safeway stores which we acquired last autumn – sales in these stores have almost doubled and are also nearly 20% above our forecasts.

Looking forward, we are aiming to maintain our rate of growth in selling area, from a combination of extensions and new stores.

We are planning a more normal year in terms of like-for-like sales growth and we are keeping an eye on costs, especially energy, with oil prices up 70% year on year, and the huge rise in business rates.

Non-food We have made further progress with our non-food offer. Sales growth, in the UK alone, was 17% during the year with total non-food sales increasing to £6.0bn (2004 – £5.1bn). Volume growth was even higher at 18%.

In all our large non-food categories we have seen strong growth. For example, our home entertainment sales grew by 20% and the stationery, news and magazines category by 26%. We saw particularly good performance from many of our seasonal non-food ranges up 27%.

Our clothing brands Cherokee and Florence + Fred have once again achieved significant growth, and remain the fastest expanding in the UK market in both value and volume. Clothing sales grew by 28% in the year. The fashion press has again regularly featured our products.

Retailing services Our efforts to try to bring simplicity and value to sometimes complicated markets are behind the success of our retailing services businesses.

In Telecoms, we now have a million customer accounts after only one full year of operation. We entered the broadband internet access market in August. We now have a very competitive offer in mobiles, domestic fixed line and internet access with considerable scope for future growth. The business, which is still in its start-up phase, made a small operating loss of £4m.

Operating and financial review continued

Tesco.com sales grew by 24.1% to £719m and profits increased by 51.8% to £36m. During the year, we added eDiets and Legal Store to the tesco.com offer, as well as a significant expansion in the non-food ranges available online.

Tesco Personal Finance (TPF) total profit has increased by 26.5% to £202m (2004 – £160m) of which our share is £101m. TPF is providing excellent returns in only its seventh year. £100m of surplus capital, representing 20% of the original investment in the joint venture, was returned to Tesco and Royal Bank of Scotland through a cash dividend. We now have almost five million customer accounts, an increase of 700,000 on last year.

International Our international operations have continued to make good progress, delivering strong profit growth and improving returns.

These businesses are well adapted to the needs of their local customers. They are run by strong local management teams who share Tesco Group expertise. In almost every country we are continuing to grow market share as we build our store networks and improve our like-for-like sales.

At constant exchange rates, sales increased by 18.3% in the year. At actual rates, sales grew by 13.1% to £7.6bn. Profit grew by 20.9% to £370m, with operating margins rising to 5.4% (2004 – 5.1%). At constant exchange rates, international profit grew by 26.5%.

International returns continue to rise. On a constant currency basis, cash return on investment (CROI) has increased to 11%, despite a high level of immature capital. CROI on like-for-like stores in our four largest international businesses – Thailand, Korea, Ireland and Hungary – where 60% of our international capital is invested, is running at over 15%. This demonstrates that our international model is not only delivering good growth but also developing good returns as we gain strong market positions, and our stores mature.

A total of 98 stores with 3.1m sq ft of selling area, were opened during the year, including 47 hypermarkets. In addition we acquired 25 Fre'c stores in Japan, and since the end of the financial year we purchased 12 stores in Korea from Arum Mart. We plan to open 207 new stores, adding 5.4m sq ft of selling area.

In September, we successfully completed the acquisition of a 50% holding in Ting Hsin's Hymall business in China, extending our presence into Asia's largest market. Hymall now trades from 31 hypermarkets, and will open its first store in Beijing this summer as part of an enlarged new store development programme of 15 hypermarkets. Since the joint venture was established, Hymall's sales have grown strongly and the business made a small profit, of which our share, £1m, is included in our share of operating profit of Joint ventures and Associates.

Our formats are rapidly being rolled out in our key international markets. With our large destination store networks now well-established and with first class supply chain infrastructure in place in many of our main markets, a growing part of our new space is coming through our smaller formats, such as compact hypermarkets and convenience stores. These serve the needs of customers in smaller catchments, as well as costing less to build.

At the end of the year, our international operations were trading from 585 stores, including 273 hypermarkets, with a total of 27.6m sq ft of selling space.

Rest of Europe Sales increased by 15.7% at constant exchange rates and by 13.4% at actual exchange rates. Profits grew by 18.5% at actual exchange rates and by 21.4% at constant exchange rates.

- In **Hungary**, we have grown our business in a more difficult economic and retail environment. We have strengthened our market leading position by lowering prices, expanding our store network and developing our infrastructure. We opened nine new stores in the year, adding 13% to our total space. In the current year, a further 14 stores with 688,000 sq ft of sales area, are planned. In September, we opened our new 226,000 sq ft fresh food distribution centre at Gyál, which now accounts for over 95% of our volume.
- In **Poland**, the economic background is improving and signs of renewed consumer confidence, combined with an improving offer, have been reflected in strengthening like-for-like sales. We have invested significantly in cutting prices during the year. Our business is strong, we are growing market share and we remain well placed to benefit from a sustained economic upturn. The performance of the former HIT stores has been particularly pleasing. 95% of our volume now goes through our two new central distribution centres – our 400,000 sq ft ambient depot which opened in January 2004 and our new 160,000 sq ft fresh depot which opened in March 2005.
- In the **Republic of Ireland**, we have again traded well. Sales growth has benefited from strong like-for-like performance and an acceleration in the growth of our space. We opened seven new stores with 202,000 sq ft of new sales area, an increase of 11%. A further six new stores, with 108,000 sq ft of sales area, are planned for the following year. Our new formats, led by Ireland's first Extra at Clare Hall, Dublin, have all been very well received by customers.
- In recent months we have been meeting the more competitive market conditions in the **Czech Republic** with our largest ever programme of price reductions and promotions. This has involved substantial investment, paid for by higher sales and the benefits of improved buying and improved productivity. We have also accelerated our new store development, with three openings in the year, including

one compact hypermarket, and a further eight openings planned this year, so that over two years we will have added 26% to our space. Profits grew by over 20% during the year.

- We have taken similar action in **Slovakia** where we have a strong market position. Customers quickly responded to our lower prices, with like-for-like sales showing an immediate improvement. Our new store programme is now supported by the growth of our compact hypermarket format. We now have five such stores, with five more planned. Our new fresh food central distribution depot at Beckov will open this summer.
- In **Turkey**, we have traded well, achieving good sales growth, improved margins and had a strong profit increase, whilst lowering prices and raising staff levels in our Kipa stores. Our first new store, a 55,000 sq ft hypermarket at Bodrum, will open in June 2005.

Asia Sales increased by 21.8% at constant exchange rates and by 12.8% at actual exchange rates. Profits rose by 24.6% at actual exchange rates and by 34.2% at constant exchange rates.

- Lotus has made further good progress in **Thailand**, delivering strong sales, profit and market share growth despite a slowing economy and some restriction on hypermarket opening hours. We now have 107 stores trading across four formats, including 46 Express stores and 12 Value stores. All the newer formats are performing well, giving us more opportunities to develop our national store network.
- In **Korea**, Homeplus has continued to make excellent progress, delivering increased sales, including solid like-for-like growth, profits and returns. During the year, we opened three new hypermarkets, and since year end, we opened our first 45,000 sq ft compact hypermarket in Namdaegu. We also introduced the Express convenience format and we now have seven stores trading. Following year end, we acquired 12 stores in Pusan, from Arum Mart. Our organic store development programme is accelerating, with a total of 31 stores, with 550,000 sq ft of space, planned for the current year.
- In **Taiwan**, our stores have made good progress in the year, delivering strong sales performance, increased market share and sharply reduced losses. We opened our fifth hypermarket, in Ching Hai, and in the current year our sixth in Hsin Tien.
- In **Malaysia**, we have seen strong sales growth and with five new stores under construction, including two hypermarkets, and more sites in the pipeline, we are making good progress towards building scale. We anticipate trading from 11 stores by the end of 2005. Our sixth hypermaket, with 107,000 sq ft of space, opened in Penang, in December.
- In **Japan**, C Two-Network completed its acquisition of 25 Fre'c stores in August. We are making good progress with the integration of the two businesses, combining Fre'c's expertise in fresh foods with C Two's excellent grocery operation to improve the overall offer for customers. The business now trades from 104 stores, with 15 new stores planned for 2005.

Corporate social responsibility As a responsible company, we work hard to bring real benefits to the communities we serve, the environment and the economy. Our commitment is embedded in the way we run our business.

Communities We are committed to making a difference to the communities around us in many different ways. For example, every year we adopt a Charity of the Year to support and in 2004 our staff and customers raised £3m for Help the Hospices. This year we will be supporting Age Concern.

Healthy Living Our customers tell us that they want us to make healthy living easier, so we are further improving the labelling of our products, increasing our Healthy Living own brand range to nearly 500 lines and reducing salt content in many of our products. We are trying to help keep the nation active and were the main sponsor of Cancer Research UK's Race for Life. Over 18,000 of our staff took part, raising over £20m for the charity. We are again sponsoring Race for Life and supporting a new event that will encourage men to take part for the first time. The Tesco Charity Trust adds 20% to money raised by our staff for charity.

Environment Our award winning store regeneration partnerships in deprived areas have now helped 2,000 long-term unemployed people back into work through our unique jobs and training guarantee. We completed three schemes this year, bringing the total to 12, and have another nine planned. To help protect our open spaces, we used brownfield (previously developed) land for over 96% of all new store developments.

Tsunami Support As our staff and customers would expect, we were one of the first companies to react to the tsunami tragedy in South East Asia. Within hours of the disaster, we made a donation to the British Red Cross. Our total donations are over £310,000 so far, from across the Group. A two day collection in our UK stores for the British Red Cross and our own in-store collections raised a total of £2.8m. As well as money, we provided lorry loads of food, water and shelter materials in Thailand, Malaysia and Sri Lanka.

Suppliers Tesco welcomed the findings of the recent review by the Office of Fair Trading (OFT) of the Supplier Code of Practice. After a lengthy independent audit of the workings of the code, the OFT announced in March that no breaches of the code had been found at Tesco and that consumers benefit from vigorous market competition on both quality

Operating and financial review continued

and price. Building on the constructive relationships we have with our suppliers, we recently conducted an anonymous supplier survey to understand what is good and where we can improve. The results were very positive, and although they show we are not perfect, the majority of our suppliers think we are professional, committed to our customers, fair and consistent.

Financial risks and treasury management The treasury function is mandated by the Board to manage the financial risks that arise in relation to underlying business needs. The Board establishes the function's policies and operating parameters, and routinely reviews its activities, which are also subject to regular audit. The function does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

The main financial risks faced by the Group relate to the availability of funds to meet business needs, the risk of default by counterparties to financial transactions (credit risk), and fluctuations in interest and foreign exchange rates. These risks are managed as described below. The balance sheet positions at 26 February 2005 are representative of the positions throughout the year.

Funding and liquidity The Group finances its operations by a combination of retained profits, long and medium-term debt capital market issues, commercial paper, bank borrowings and leases. The objective is to ensure continuity of funding. The policy is to smooth the debt maturity profile, to arrange funding ahead of requirements and to maintain sufficient undrawn committed bank facilities, and a strong credit rating so that maturing debt may be refinanced as it falls due.

The Group's long-term credit rating remained stable during the year. Tesco Group is rated A1 by Moody's and A+ by Standard and Poor's. New funding of £1,231m was arranged during the year, including a net £740m from property Joint ventures, £368m from long-term bank debt and £123m from new medium-term notes. At the year end net debt was £3.8bn (2004 – £4.1bn) and the average debt maturity was eight years (2004 – nine years).

Interest rate risk management The objective is to limit our exposure to increases in interest rates while retaining the opportunity to benefit from interest rate reductions. Forward rate agreements, interest rate swaps, caps and collars are used to achieve the desired mix of fixed and floating rate debt. The policy is to fix or cap a minimum of 40% of actual and projected debt interest costs. At the year end, £2.6bn, 67% of net debt was in fixed rate form (2004 – £2.9bn, 71%) with a further £745m, 19% of net debt, collared or capped as detailed in note 21. Fixed rate debt includes £454m of funding linked to the Retail Price Index (2004 – £441m). This debt reduces interest risk by diversifying our funding portfolio. The balance of our debt is in floating rate form.

The average rate of interest paid during the year was 5.4% excluding Joint venture interest (2004 – 5.4%). A 1% movement in UK interest rates would change profit before tax by less than 1%.

Foreign currency risk management Our principal objective is to reduce the risk to short-term profits of exchange rate volatility. Transactional currency exposures that could significantly impact the profit and loss account are hedged, typically using forward purchases or sales of foreign currencies and currency options. At the year end forward foreign currency transactions equivalent to £479m were outstanding (2004 – £240m). See note 21.

We hedge the majority of our investment in our international subsidiaries via foreign exchange transactions in matching currencies. Our objective is to maintain a low cost of borrowing and hedge against material movements in our balance sheet value. During the year currency movements increased the net value of the Group's overseas assets by £19m (2004 – £157m decrease).

We translate overseas profits at average exchange rates which we do not currently seek to hedge.

Credit risk The objective is to reduce the risk of loss arising from default by parties to financial transactions. The risk is managed by spreading financial transactions across an approved list of counterparties of high credit quality. The Group's positions with these counterparties and their credit ratings are routinely monitored.

Tesco Personal Finance (TPF) TPF lending is predominantly to individuals through its credit card and unsecured personal loan products. TPF has also developed a significant insurance business, with motor insurance a major component. TPF risk is managed by observing and adopting industry best practices and drawing upon the expertise and systems of the Royal Bank of Scotland Group, including its subsidiary, Direct Line. All policies pertaining to risk within TPF are subject to the governance procedures of The Royal Bank of Scotland Group and ratified by the TPF Board, which has representation from both Tesco and The Royal Bank of Scotland Group. This has delivered a portfolio of products with strong asset quality. This asset quality is maintained through proactive risk management both at the time of acquisition and ongoing account maintenance.

During the year TPF changed its mechanism for hedging interest rate risk from the use of derivatives to cash instruments. This had the effect of increasing both the assets and liabilities in the TPF balance sheet by approximately £2bn as at the TPF year end of 31 December 2004.

The Tesco Group would support its 50% share of any further funding TPF may require to sustain liquidity ratios. However, we believe that provisions for bad debts and insurance losses (supported by the re-insurance of significant risks) are at prudent levels.

Insurance We have taken the decision to purchase Assets, Earnings and Combined Liability protection from the open insurance market at a 'catastrophe' level only. The risk not transferred to the insurance market is retained within the business up to various limits, with the balance self insured on a multinational basis by use of our captive insurance companies, Tesco Insurance Limited in Guernsey and Valiant Insurance Company Limited in the Republic of Ireland. Tesco Insurance Limited covers Assets and Earnings, while Valiant Insurance Company Limited covers Combined Liability.

Other information Additional financial and non-financial information, including press releases and year end presentations can be accessed on our website, www.tesco.com/corporate and in our Corporate Responsibility Review 2005.

Directors' report

The Directors present their annual report to shareholders on the affairs of the Group, together with the audited consolidated financial statements of the Group for the year ended 26 February 2005.

Principal activity and business review The principal activity of the Group is the operation of food stores and associated activities in the UK, Republic of Ireland, Hungary, Poland, Czech Republic, Slovakia, Turkey, Thailand, South Korea, Taiwan, Malaysia and Japan. During the year, we entered into a Joint venture in China, through an investment of £145m in Hymall. A review of the business is contained in the Annual Review and Summary Financial Statement 2005 which is published separately and, together with this document, comprises the full Tesco PLC Annual Report and Financial Statements.

Group results Group sales including VAT rose by £3,513m to £37,070m, representing an increase of 10.5%. Group underlying profit on ordinary activities before taxation, net profit/(loss) on disposal of fixed assets, integration costs and goodwill amortisation was £2,029m, compared with £1,708m for the previous year, an increase of 18.8%. Including net profit on disposal of fixed assets, integration costs and goodwill amortisation, Group profit on ordinary activities before taxation was £1,962m. The amount allocated to the employee profit-sharing scheme this year was £65m, against £57m last year. After provision for tax of £593m, minority interests of £3m and dividends, paid and proposed, of £587m, profit retained for the financial year amounted to £779m.

Dividends The Directors recommend the payment of a final dividend of 5.27p per ordinary share, to be paid on 1 July 2005 to members on the Register at the close of business on 22 April 2005. Together with the interim dividend of 2.29p per ordinary share paid in November 2004, the total for the year will be 7.56p compared with 6.84p for the previous year, an increase of 10.5%.

Tangible fixed assets Capital expenditure amounted to £2,417m compared with £2,285m the previous year. In the Directors' opinion, the properties of the Group have a market value in excess of the book value of £13,175m included in these financial statements. In the year we received £646m from our new property Joint venture with Topland.

Share capital The authorised and called-up share capital of the company, together with details of the shares allotted during the period, are shown in note 24 to the financial statements. Details of investments held in Tesco PLC are shown in note 25 in the financial statements.

Directors' report continued

Company's shareholders The company is not aware of any ordinary shareholders with interests of 3% or more.

Directors and their interests The names and biographical details of the present Directors are set out in the separately published Annual Review and Summary Financial Statement 2005.

Mrs K R Cook and Ms C McCall were appointed to the Board in the last twelve months and, as required by the Articles of Association, offer themselves for election. Mr R F Chase, Sir Terry Leahy, Mr T J R Mason and Mr D T Potts retire from the Board by rotation and, being eligible, offer themselves for re-election.

The interests of Directors and their immediate families in the shares of Tesco PLC, along with details of Directors' share options, are contained in the Directors' remuneration report set out on pages 17 to 31.

At no time during the year did any of the Directors have a material interest in any significant contract with the company or any of its subsidiaries.

A third party indemnity provision as defined in Section 309B(1) of the Companies Act 1985 is in force for the benefit of each of the Directors and the Company Secretary (who is also a Director of certain subsidiaries of the company) and remains in force in favour of Ms V Morali and Mr G F Pimlott who are retiring Non-executive Directors.

Employment policies The Group depends on the skills and commitment of its employees in order to achieve its objectives. Staff at every level are encouraged to make their fullest possible contribution to Tesco success.

A key business priority is to deliver an 'Every little helps' shopping experience for customers. Ongoing training programmes seek to ensure that employees understand the Group's customer service objectives and strive to achieve them.

The Group's selection, training, development and promotion policies ensure equal opportunities for all employees regardless of factors such as gender, marital status, race, age, sexual preference and orientation, colour, creed, ethnic origin, religion or belief, or disability. All decisions are based on merit.

Internal communications are designed to ensure that employees are well informed about the business of the Group. These include a UK staff magazine called 'one team' and the equivalents in our overseas businesses, videos and staff briefing sessions.

Staff opinions are frequently researched through surveys and store visits. We work to deliver 'Every little helps' for all our people across the Group.

Employees are encouraged to become involved in the financial performance of the Group through a variety of schemes, principally the Tesco employee profit-sharing scheme (Shares-in-Success), the savings-related share option scheme (Save-As-You-Earn) and the partnership share plan (Buy-As-You-Earn).

Political and charitable donations Cash donations to charities amounted to £4,576,210 (2004 – £3,953,582). Contributions to community projects including gifts in kind, staff time and management costs, amounted to £21,762,931 (2004 – £17,191,988).

There were no political donations (2004 – nil). During the year the Group made contributions of £40,929 (2004 – £44,713) in the form of sponsorship for political events: Labour Party – £9,250; Conservative Party – £5,132; Liberal Democrat Party – £5,350; Plaid Cymru – £1,000; Fianna Fáil – £1,340; Fine Gael – £1,667; Progressive Democrats – £2,190; Usdaw – £15,000. Contributions were made to trade unions in the Czech and Slovak Republics of £957 and £847, respectively.

Supplier payment policy Tesco PLC is a signatory to the CBI Code of Prompt Payment. Copies of the Code may be obtained from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU. Payment terms and conditions are agreed with suppliers in advance.

Tesco PLC has no trade creditors in its balance sheet. The Group pays its creditors on a pay on time basis which varies according to the type of product and territory in which the suppliers operate.

Going concern The Directors consider that the Group and the company have adequate resources to remain in operation for the foreseeable future and have therefore continued to adopt the going concern basis in preparing the financial statements. As with all business forecasts, the Directors' statement cannot guarantee that the going concern basis will remain appropriate given the inherent uncertainty about future events.

Auditors A resolution to re-appoint PricewaterhouseCoopers LLP as auditors of the company and Group will be proposed at the Annual General Meeting.

Annual general meeting A separate circular accompanying the Annual Review and Summary Financial Statement 2005 explains the special business to be considered at the Annual General Meeting on 24 June 2005.

By Order of the Board
Ms Lucy Neville-Rolfe Company Secretary
11 April 2005

Tesco PLC
Registered Number: 445790

Corporate governance

Directors' report on corporate governance We are committed to the highest standards of corporate governance. We recognise that good governance helps the business to deliver our strategy and safeguard shareholders' long-term interests. We believe that the revised Combined Code provides a useful guide from which to review corporate governance within the Group. This statement describes the Board's approach to corporate governance.

Board composition and independence As at 26 February 2005, the Board of Tesco PLC comprised six Executive Directors and eight independent Non-executive Directors, and Mr D E Reid, the Non-executive Chairman. Mr D E Reid's appointment as Non-executive Chairman commenced on 2 April 2004 and was confirmed by shareholders at the AGM in June 2004. He has primary responsibility for running the Board. The Chief Executive, Sir Terry Leahy, has executive responsibilities for the operations, results and strategic development of the Group. Clear divisions of accountability and responsibility exist and operate effectively for these positions. Mr R F Chase became Deputy Chairman and Senior Independent Non-executive Director on 1 March 2004. The structure of the Board and the integrity of the individual Directors ensure that no one individual or group dominates the decision-making process.

Changes to the membership of the Board were announced last year as part of an ongoing process to ensure that the balance of the Board reflects the evolving needs of the business. Mrs K R Cook joined as a Non-executive Director on 1 October 2004. Ms V Morali retired from the Board on 26 February 2005. Ms C McCall joined the Board on 1 March 2005. The process for nomination and appointment is set out in the Nominations Committee report on page 12.

The Board requires all Non-executive Directors to be independent in their judgement. In our view, all Non-executive Directors meet this requirement. Mr G F Pimlott has served as a Non-executive Director at Tesco for 12 years and retires from the Board in May 2005. He has, again, provided excellent independent advice and challenge throughout the year in his capacity as a Non-executive Director. During the year he resigned from the Audit Committee, Nominations Committee and Remuneration Committee.

Board responsibilities The Board meets nine times a year and annually devotes two days to a conference with senior executives on performance and longer-term planning giving consideration both to the opportunities and risks of future strategy. The Board has set out clearly the Schedule of Matters Reserved for the Board in order to ensure overall control of the Group's affairs. These include the approval of financial statements, major acquisitions and disposals, authority levels for expenditure, treasury policies, risk management, Group governance policies and succession plans for senior executives.

All Directors have access to the services of the Company Secretary and may take independent professional advice at the company's expense in conducting their duties. We have reviewed and updated the insurance cover and indemnities provided for Directors and officers this year.

All new Directors receive an updated induction programme designed to develop their knowledge and understanding of the Group. On appointment the Director will liaise with the Company Secretary and Chairman to ensure their programme is appropriately tailored to their experience, background and particular areas of focus. It may include an overview of the business model, the Board processes, matters reserved for the Board, an introduction to Board Committees that the new appointee will serve on, briefings with senior management and site visits, at home and abroad. The need for Director training is regularly assessed by the Board.

Board processes The Board governs through clearly identified Board Committees to which we delegate powers. These are the Executive Committee, Audit Committee, Remuneration Committee and Nominations Committee. They are properly authorised under the constitution of the company to take decisions and act on behalf of the Board within the guidelines and delegations laid down by the Board. The Board is kept fully informed of the work of these committees. Any issues requiring resolution will be referred to the full Board. A summary of the operations of these committees is set out below. The three statutory committees (Audit, Remuneration and Nominations) are underpinned by the attendance of Non-executive Directors, who provide an independent insight to governance, and their Terms of Reference are available on the website www.tesco.com/corporate or at the AGM.

Executive Committee The Board delegates responsibility for determining and implementing the strategic plan, and for managing the Group, to the Executive Committee. This normally meets every week and its decisions are communicated throughout the Group, on a regular basis. The Executive Committee is chaired by the Chief Executive and comprises the Executive Directors and Ms L Neville-Rolfe, the Company Secretary. It has authority for decision making in all areas except those set out in the Schedule of Matters Reserved for Board Decision. The Executive Committee is responsible for implementing Group strategy and policy, for monitoring the performance of the business and reporting on these matters in full to the Board.

Corporate governance continued

The Executive Committee has also set up further operational groups or boards aimed at seeing through the key elements of the strategic plan, managing the UK and international operations, Joint ventures, property acquisitions, trading, finance, funding and people management. These groups are heavily populated with Executive Directors and senior management from relevant functions.

Nominations Committee In the light of assessment of Board capability, the Nominations Committee leads the process for Board appointments and the re-election and succession of Directors and the Chairman. The Committee is chaired by Mr D E Reid and its members during the year were Mr C L Allen, Mr R F Chase, Mr E M Davies, Dr H Einsmann, Mr K J Hydon and Sir Terry Leahy. Mrs K R Cook joined the Committee in October 2004 and Ms C McCall joined in March 2005. Where matters discussed relate to the Chairman, the Senior Independent Non-executive Director chairs the meeting.

In the last twelve months, two new independent Non-executive Directors were appointed to the Board. Prior to these appointments the Board agreed clear criteria against which to assess each of the candidates. External recruitment consultants were employed to advise and oversee the process. Both appointees underwent a rigorous nomination process before the Board agreed on their appointments.

Mrs K R Cook is a Managing Director and President at Goldman Sachs, Europe, and her appointment took effect from 1 October 2004. Mrs K R Cook has previously served for six years as a Non-executive Director at Dixons plc. She is a highly respected investment banker and brings with her considerable knowledge of the financial markets.

Ms C McCall joined the Board on 1 March 2005 and also has relevant experience of the retail industry having previously served as a Non-executive Director at New Look Group plc. Her strategic, brand marketing and media experience as Chief Executive of Guardian Newspapers Ltd will be an asset to the Board.

All new Directors are submitted for election by shareholders in their first year. All Directors have to submit themselves for re-election at least every three years if they wish to continue serving and are considered by the Board to be eligible.

Remuneration Committee The Remuneration Committee's role is to determine and recommend to the Board the remuneration policy for the Executive Directors. It monitors the level and structure of remuneration for senior management and seeks to ensure that the levels and structure of remuneration is designed to attract, retain and motivate the Executive Directors needed to run the company. Mr C L Allen chairs the Committee which is composed entirely of independent Non-executive Directors. Committee members for the full year were Mr R F Chase and Dr H Einsmann. Mr E M Davies joined the Committee in October 2004 and Mr G F Pimlott resigned from the Committee during the year. The responsibilities of the Remuneration Committee, together with an explanation of how it applies the Directors' remuneration principles of the Combined Code are set out in the Directors' remuneration report on pages 17 to 31.

Audit Committee The Audit Committee's primary responsibilities are to review the financial statements; to review the internal control systems including risk management; to review the internal audit programme; to consider the appointment of the external auditors and their independence, and to review the Committee's own effectiveness. The annual schedule also includes a review of Protector Line, the company's 'whistle-blowing' procedure.

After the 2004 AGM, Mr G F Pimlott passed the Chairmanship of the Committee to Mr K J Hydon, who has recent and relevant financial experience. The other Committee members for the full financial year were Mr R F Chase and Mr E M Davies. Mrs K R Cook joined the Audit Committee on appointment to the Board in October and Ms V Morali resigned from the Committee on her retirement from the Board on 26 February 2005. The Committee consists entirely of independent Non-executive Directors. At the invitation of the Committee, the Finance Director, Head of Internal Audit and representatives of the external auditors normally attend meetings. The Committee meets with the external auditors without Executive Board members present at least once a year.

The Audit Committee's Terms of Reference are reviewed annually and represent current best practice. This year the Committee met five times. To facilitate the Committee's understanding of the Group's international affairs, a special meeting is held at an international location. The Committee has arranged an away-day for training and updating on audit specific matters. This training is for members of the Audit Committee and Executive and Non-executive Directors, with complementary sessions tailored to individual needs.

Board performance evaluation With the full support of the Board, the Chairman led a formal evaluation of the performance of the Board and its key committees. The process, which included interviews with each Director and the Company Secretary, was conducted by an external independent consultant. The review concluded that the Tesco Board is highly effective and that there have been significant improvements in the Board's culture, dynamics and administrative processes during the year.

Members attendance during the year ended 26 February 2005	Board *meetings*	Nominations *Committee*	Remuneration *Committee*	Audit *Committee*
No. of meetings held	9	1	5	5
Non-executive Directors				
Mr D E Reid (Chairman)	9	1	N/A	N/A
Mr C L Allen	8	1	5	N/A
Mr R F Chase (Senior Independent)	8	1	5	5
Mrs K R Cook[1]	2	1	N/A	2
Mr E M Davies[2]	6	1	3	4
Dr H Einsmann	9	1	4	N/A
Mr K J Hydon	8	1	N/A	5
Ms V Morali	7	N/A	N/A	3
Mr G F Pimlott	8	1	3	5
Executive Directors				
Sir Terry Leahy	9	1	N/A	N/A
Mr R Brasher	8	N/A	N/A	N/A
Mr P A Clarke	9	N/A	N/A	N/A
Mr A T Higginson	9	N/A	N/A	N/A
Mr T J R Mason	9	N/A	N/A	N/A
Mr D T Potts	8	N/A	N/A	N/A

Notes:
'N/A' indicates the Director is not a member of the Committee. Directors leave the meeting where matters relating to them are being discussed. It is expected that all Directors attend Board and Committee meetings unless they are prevented from doing so by prior commitments and all Directors attend the AGM.

1. Mrs K R Cook was appointed to the Board on 1 October 2004 and has attended all Board meetings and Audit Committees that have taken place since then.
2. Mr E M Davies joined the Remuneration Committee in October 2004.

The Chief Executive reviews the performance of each Executive Director. The Chairman reviews the performance of the Chief Executive and each Non-executive Director. During the year, the Chairman meets with the Non-executive Directors without the Executive Directors present. The Senior Independent Non-executive Director, Mr R F Chase, met with the Non-executive Directors in the absence of the Chairman, to assess the Chairman's effectiveness.

The Board scheduled nine meetings in this financial year and ad hoc meetings were convened to deal with urgent matters. The above table shows the attendance of Directors at regular Board meetings and of members at the Audit, Nominations and Remuneration Committees during the year.

Internal control and risk management The Board has overall responsibility for internal control, including risk management. We agree appropriate policies that will safeguard the achievement of the Group's objectives. Executive management is responsible for identifying, evaluating and managing financial and non-financial risks. It is the Executives' role to implement and maintain the control systems across the Group in accordance with the Board's policies and in line with best practice identified in the Turnbull Guidance.

Identifying risks The Board considers and approves the Key Risk Register and the mitigating actions. In addition, at the annual two-day Board conference, we also consider where future opportunities and risks lie, which helps shape our overall future corporate strategy. The key risks are a regular feature of the Board's agenda and further assurance on implementation comes from the reviews by management and internal audit, the Compliance Committee, the Corporate Responsibility Committee and the Finance Committee.

Internal controls and risk management From the Key Risk Register, we assess the impact and probability of each risk and the effectiveness of the mitigating controls. Methods for monitoring each specific risk are then agreed. Accountabilities for managing these operational risks are clearly assigned to line management. Risk assessments are carried out routinely by management throughout the UK and international businesses. Procedures exist to ensure that significant risks and control failures are escalated to senior management and the Board on a timely basis.

We have a five-year rolling business plan that focuses on delivering the Group's strategy. Each business unit and support function derives its objectives from the plan and these are cascaded to form individual objectives. The plan covers

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all the key trading and financial performance measures and targets to deliver the financial returns on the capital employed in the business.

On an annual basis these plans are combined with detailed budgets and also our balanced scorecard (which we call our Steering Wheel) which unites the Group's resources around our customers, people, operations and finance. This enables the business to be operated and monitored on a balanced basis with due regard to all stakeholders. In our fast moving business trading is tracked on a daily and weekly basis, financial performance is reviewed weekly and monthly and the Steering Wheel is reviewed quarterly. In addition, all major initiatives require business cases to be prepared, normally covering a minimum period of five years. Post-investment appraisals are also carried out.

We have a structured programme for internal communication of policies, procedures and performance. This provides employees with a clear definition of the Group's purpose and goals, accountabilities and the scope of permitted activities of companies, executive functions and individual staff. This ensures decision-making takes place at the correct level and that all our people understand what is expected of them and how we have performed.

Monitoring the controls The Board agrees clear processes for monitoring controls through the Statutory Committees: Audit Committee, Nominations Committee and Remuneration Committee. In addition, the Executive Committee monitors controls through three key committees: Compliance Committee, Corporate Responsibility Committee and Finance Committee. All of these provide assurance that the business is operating legally, ethically and within approved financial and operational policies. The Committee reports are circulated to the Board who hold a formal discussion on each at least once a year.

- **Audit Committee** The Audit Committee, described above, reports to the Board on its review of the effectiveness of the systems of internal control for the accounting year and the period to the date of approval of the financial statements. Overall, the Audit Committee seeks to ensure that the whole management process provides adequate control over major risks to the Group. This is achieved through consideration of regular reports from internal and external audit, alongside discussions with senior managers. It should be understood that such systems are designed to provide reasonable, but not absolute, assurance against material mis-statement or loss.
- **Internal and External Audit** The internal audit department is fully independent of business operations and has a Group-wide mandate. It operates on a risk-based methodology so ensuring that the Group's key risks receive appropriate regular examination. The head of internal audit also attends all Audit Committee meetings.

  PricewaterhouseCoopers LLP, the company's external auditors, contribute a further independent perspective on certain aspects of the internal financial control system arising from their work, and report accordingly.

  The engagement and independence of external auditors is considered annually by the Audit Committee before they recommend their selection to the Board. The Committee has satisfied itself that PricewaterhouseCoopers LLP are independent and there are adequate controls in place to safeguard their objectivity. Such measures include the requirement to rotate audit partners every five years. We have a non-audit services policy which sets out criteria for employing external auditors and identifies areas where it is inappropriate for PricewaterhouseCoopers LLP to work. Non-audit services work carried out by PricewaterhouseCoopers LLP is predominantly transaction work and corporate tax services. PricewaterhouseCoopers LLP also follow their own ethical guidelines and continually review their audit team to ensure their independence is not compromised.
- **Finance Committee** Membership includes Non-executive Directors with relevant financial expertise, Executive Directors and members of senior management. The Committee usually meets twice a year. Its role is to review and agree the Finance plan on an annual basis; to review reports of the Treasury policies; and to review and approve Treasury limits and delegations.
- **Compliance Committee** Membership of the Committee includes two Executive Directors, the Company Secretary and members of senior management. It normally meets four times a year. The Board delegates its responsibilities for compliance with all necessary laws and regulations to the Compliance Committee. This Committee has established a schedule for the regular review of the Group's operational activities and legal exposure to ensure compliance with accepted practices and policies.
- **Corporate Responsibility Committee** The Committee is chaired by the Company Secretary and membership is made up of senior managers from across the business. It meets at least four times a year to support, develop and monitor policies on social, ethical and environmental issues. It reviews threats and opportunities for the Group. Key Performance Indicators (KPIs) for key areas of corporate responsibility are tracked through the 'Responsible and safe' segment of our

Steering Wheel. In addition to the Board discussion of the work of the Committee that takes place at least annually, the Chair of the Committee reports regularly to the Executive Committee on corporate responsibility matters.

Other specialist functions, notably the Corporate and Legal Affairs department and the Trading Law and Technical department provide assurance and advice on health and safety, legal compliance and social, ethical and environmental matters. These functions report their findings on a regular basis to the relevant committees and escalate matters as appropriate. Subsidiary businesses also maintain key risk registers and confirm their compliance with Group policies annually. These statements confirm that the Board's governance policies have been adopted in practice and in spirit. For certain joint ventures, the Board places reliance upon the systems of internal control operating within our partners' infrastructure and the obligations upon partners' Boards relating to the effectiveness of their own systems.

Non-financial risks We manage a broad range of financial and non-financial risks, including social, ethical and environmental responsibilities. The construction of the Key Risk Register takes into account all these matters. The risk management policies, procedures and monitoring methods described in this report apply equally to corporate responsibility activities.

In addition, in accordance with ABI guidelines on social responsibility, the Group has dedicated specific time and resource to this area. In our view, there are appropriate controls in place to manage both financial and non-financial risks.

- Customer focus is fundamental to delivering the overall strategy and is key to the way risk is managed. Business practices centre on serving the customer and in meeting those challenges the Group recognises its responsibility to deliver safe, quality products at the right price.
- We recognise that our people may have to face ethical dilemmas in the normal course of business and our guidance to them stems from the Tesco Values. The Values set out the standards that the Board wish to uphold in how we treat our people. These are supported by Codes of Ethics and govern the relationships between the Group and employees, suppliers and contractors. The Compliance Committee regularly monitors adherence to these codes. We are a founder member of the Ethical Trading Initiative and a signatory to the UK Government's Supplier Code of Practice.
- Excellent health and safety standards are a high priority. We are committed to providing a safe shopping and working environment for customers, staff and contractors. The company has established policies, procedures and training to identify and minimise the risks inherent in a retail and distribution business. The Group has established, over many years, a comprehensive due diligence process supported by technical and product development standards and procedures. This assurance covers staff training, and providing guidance for, and auditing of, suppliers to ensure they supply quality products in a safe and ethical way.
- The Group has conducted a comprehensive risk analysis of products, suppliers and factories upon which the audit programme is based. Auditing is carried out on both a routine and unannounced basis. Supply chain risks can include, for example, a failure of standards relating to product safety, quality, labour standards and animal welfare. Technical, due diligence and crisis management procedures are regularly reviewed in the light of the latest scientific research and expert opinion, to ensure that these risks are managed effectively. In-house experts are used as well as external advisors to look for and analyse emerging issues so that appropriate action can be taken.

We recognise that some investors and other stakeholders take a specific interest in how companies are managing non-financial risks. We report further detail on our approach, policies and KPIs in this area in our Annual Corporate Responsibility (CR) Review and on our website, *www.tesco.com/corporate*

Relations with stakeholders We recognise the importance of understanding stakeholder views and the need to balance their opinions in order to achieve a sustainable business model. Customers need to be able to trust our business and they will only trust us if we do the right thing by all our stakeholders. Our programme of engaging with stakeholders, including customers, staff, suppliers, investors, non-governmental organisations and others, is set out in more detail in the CR Review and on our website. We carry out external research to help us understand how well we are communicating with these groups.

We are committed to maintaining a good dialogue with shareholders through proactively organising meetings and presentations, as well as responding to a wide range of enquiries. We want to understand shareholder views on a range of issues from strategy to corporate governance, and we recognise the importance of communicating appropriately any significant company developments. This shareholder communication is mainly co-ordinated by the Investor Relations department. During the year, the Group met with 75 of the leading shareholders, representing over 42% of the issued shares of the company. Inevitably institutional shareholders, may be in more regular contact with the Group than others, but care is exercised to ensure that any price-sensitive information is

Corporate governance continued

released to all shareholders, institutional and private, at the same time in accordance with the Financial Services Authority requirements. The Board is kept informed of the views of shareholders either through direct meetings or through updates from the Investor Relations department.

Since appointment, the Chairman has conducted a number of meetings with major shareholders independently from the Executive team. Shareholders have also been offered the opportunity to meet with the Senior Independent Non-executive Director, although none have requested a meeting. We regard the Annual General Meeting as an opportunity to communicate directly with all shareholders. The whole Board attends the meeting and is available to answer questions from shareholders present. All resolutions will be voted on a poll so that the views of shareholders are reflected proportionately.

Every shareholder may choose to receive a full Annual Report and Financial Statements or the Annual Review and Summary Financial Statement. At the half year, all shareholders receive an Interim Report. These reports, together with publicly-made trading statements, are available on the Group's website, www.tesco.com/corporate

Pension funds The Tesco PLC Pension Scheme is a defined benefit scheme with nearly 137,000 members and about 14,000 pensioners. Note 27 in the Report and Financial Statements sets out the Group's pension arrangements in detail.

During the year ended 26 February 2005, the Trustee board comprised nine directors including three nominated by the members. Mr V Benjamin retired as the Chairman of the Trustees and was replaced by Mr R S Ager. Management of the assets is delegated to a number of independent fund managers. These fund managers have discretion to invest in shares of Tesco PLC providing they do not exceed the proportion of the shares in the total market. Details of pension commitments are set out in note 27 to the financial statements on pages 58 to 60.

Compliance In April 2004, Mr D E Reid, previously an Executive Director and Deputy Chairman (having resigned in December 2003), re-joined the Board as Non-executive Chairman following a rigorous nomination process that began in 2001 and culminating in over 93% of shareholders voting in favour of his appointment at the AGM in June 2004.

Subject to the above paragraph, Tesco complied in all respects with the Revised Combined Code on Corporate Governance throughout the year ended 26 February 2005.

Directors' remuneration report For the year ended 26 February 2005

Remuneration Committee
The Remuneration Committee (the 'Committee') is governed by formal Terms of Reference, which were reviewed and updated by the Board this year.

Composition of the Committee
The Committee is now composed entirely of independent Non-executive Directors. The members of the Committee are Mr C L Allen (Chairman of the Committee), Mr E M Davies (appointed to the Committee in October 2004), Dr H Einsmann, and Mr R F Chase. During the year Mr G F Pimlott resigned from the Committee, prior to retiring from the Board. No member of the Remuneration Committee has any personal financial interest in the matters being decided, other than as a shareholder, and no day-to-day involvement in running the business of Tesco.

Ms L Neville-Rolfe is Secretary to the Committee and attends meetings. Mr D E Reid, Non-executive Chairman, and Sir Terry Leahy, Chief Executive of the Group, both attend the meetings at the invitation of the Committee except when their own remuneration is being discussed. The Committee is supported by Mrs C M Chapman, Personnel Director of Tesco Stores Ltd and has continued to use the services of Deloitte & Touche LLP as an external, independent advisor. Deloitte & Touche LLP also provided advisory services in respect of corporate tax planning, share schemes, pensions and international taxation to the Group during the year. Members' attendance at committee meetings is listed in the Directors' Corporate Governance report on page 13.

The role of the Committee
The Remuneration Committee's key objectives are to:

- determine and recommend to the Board the remuneration policy for the Chairman and Executive Directors;
- monitor the level and structure of remuneration for senior management, and
- ensure the level and structure of remuneration is designed to attract, retain, and motivate the Executive Directors needed to run the company.

Activities of the Committee:
The Committee normally meets four times a year and circulates minutes of its meetings to the Board. The rolling schedule for the Committee includes: a review of overall remuneration arrangements; an overview of best practice; Executive and Non-executive Directors' salary benchmarking; consideration of the relationship of reward between Executive Directors and senior managers; determining the level of awards and grants to be made under the Company's incentive plans; agreeing targets for next year; considering feedback from shareholders, and an annual review of its own effectiveness. In addition to the routine business this year, the Committee also started a review of pension provisions and share options in the light of recent legislative developments and accounting changes.

Executive Directors' remuneration policy We have a long-standing policy of rewarding achievement, talent and experience. We also seek to provide incentives for delivering high growth and high returns for shareholders. The Committee believes that a significant proportion of total remuneration should be performance-related and at risk of forfeiture. In addition, performance-related reward should be delivered largely in shares to closely align the interests of shareholders and all Executive Directors. In determining the balance between the fixed and variable elements of the Executive Directors' remuneration packages, the Committee has regard to policy and also market practice. Our policy is for performance related elements to form a major part of the total remuneration opportunity for all Executive Directors. The table below shows the current balance of fixed and performance related elements, for levels of performance, on target and above target.


Fixed element
(approximately 20%-40%)
Performance related elements
(approximately 60%-80%)
Base salary
Short-term performance
Long-term performance
Cash bonus
Deferred share bonus
Performance share plan
Share options

In our last Annual Report and Financial Statements, we explained that the Remuneration Committee had conducted a review of executive remuneration arrangements. Following extensive consultation with shareholders and their representative organisations we introduced a number of important changes. The revised remuneration strategy for Executive Directors and other key executives is clearly tailored to emphasise the delivery of strong year-on-year earnings growth as well as sustained performance in the longer term including an element of compulsory deferred shares. This ensures continued emphasis on strong annual performance combined with long-term executive share ownership, with a better link between the incentives received and shareholder value delivered. We remain committed to the focus on driving strong financial performance and will actively monitor the level of reward and performance emphasis to retain the close links to the business strategy and the appropriate market positioning.

Tesco operates in a highly competitive retail environment. Business success depends on the talents of the key team, but outstanding business performance comes from teamwork. Building and retaining that team at senior levels within Tesco is vital to success, particularly with a world-class executive team and high churn in executives in our marketplace. The Committee also ensures that the remuneration relationship between the Executive Directors and senior executives of the company below this level is appropriate. In particular, any exceptional remuneration arrangements for senior executives are advised to the Committee.

Total remuneration

The total remuneration levels of Executive Directors are reviewed annually by the Committee. The Committee considers external independent remuneration surveys to ensure it has proper regard to competitive market practice. We are conscious of the risks involved in paying unjustified amounts and therefore monitor carefully the basic salary and total remuneration that each Director receives.

The Board has reduced the number of Executive Directors whilst increasing the existing Executive Directors' levels of responsibility.

The Executive Directors' total remuneration package comprises the following elements:

- base salary determined by the responsibilities, skills and experience of the individual against a benchmark determined by reference to other large retailers, major FTSE 100 companies and certain major consumer companies operating internationally;
- annual bonus paid part in cash and part in shares with a compulsory deferral of the share element for three years;
- long-term performance share plan based on a stretching three-year Return On Capital Employed (ROCE) target. Shares must be held for a further 12 months after vesting;
- performance-related share option awards via the Share Option Scheme open to all senior managers;
- benefits (which comprise car benefits, disability and health insurance and staff discount);
- pension, and
- Executive Directors are also eligible to participate in the company's all-employee savings related share option scheme (SAYE), Shares in Success and Buy As You Earn scheme on the same terms as all other UK employees.

This year the Executive Directors received the maximum level of bonus reflecting the high level of business performance as described in the Operating and Financial Review.

Basic Pay

Basic pay must be appropriate to attract and retain talented individuals. It must reflect individual capability and any changes in responsibilities as the Group faces new opportunities and challenges both in the UK and internationally. The Committee takes into account pay conditions throughout the Group in deciding annual salary increases. The Committee seeks to set a level of pay that reflects changes in individual responsibility and market conditions. We seek to reflect salary levels at the top performing retailers and the leading FTSE companies in order to attract the best people and maintain excellent performance.

Annual Bonus and Deferred Annual Bonus

Tesco operates an annual bonus scheme simplified and updated last year and the targets and amount which can be earned are set each year in line with market practice. It is based on achievement of stretching earnings per share (EPS) targets, assessment of total shareholder returns (TSR) and specific corporate objectives. The Committee sets performance targets annually and confirms achievement of performance and awards to be made. Policy has been for Executive Directors to earn a bonus equivalent to up to 100% of salary paid in cash at the end of the year and a maximum of 75% of salary paid in shares with compulsory deferral for three years. The cash element is earned through achievement of previously agreed EPS growth targets and progress on specific corporate objectives. The share element has an additional measure, based on an assessment of comparative shareholder returns. Total shareholder return has been chosen as it is a clear indicator of the value created for shareholders. The Committee considers a comparator group comprising large international food retailers as the most appropriate basis for assessing relative performance. This comparator group includes Ahold, Carrefour, Metro, Morrisons, Safeway Inc. (US), Target (US) and Walmart.

Performance Share Plan

The Performance Share Plan (PSP) provides the opportunity to earn greater rewards for superior long-term performance. By assuring a focus on long-term business success and helping the Executive Directors to build up a shareholding in Tesco, the plan further aligns the interests of shareholders and Executive Directors.

Awards can be made up to 150% of salary. No award in the year exceeded 75% of salary. Awards will be made 'over' shares and will vest, according to the achievement of the ROCE targets. Awards will vest on a straight-line basis: 25% of the award will vest for baseline performance with the maximum award vesting for maximum performance. The vested shares must then be retained for a further 12 months. The Board set out objectives for profitable deployment of capital in a Placing Announcement of 13 January 2004. The 2004/05 award will vest based on the achievement of 11.5% (derived from profit before interest less tax) at the end of the three year performance period. This reflects the five-year objective of raising post tax ROCE by up to 200 basis points from the base point of 10.2% achieved in the financial year ended February 2003.

Share options

Share options with a value of up to 200% of salary are granted to the Executive Directors under the same conditions as for senior managers. The first 100% is subject to the achievement of EPS growth of at least RPI plus 9% over three years, with the balance vesting for achieving RPI plus 15% over three years. It is practice that the value of options granted to Executive Directors each year does not exceed 200% of salary other than in exceptional circumstances. There is no re-testing of performance.

Share options are an important part of the incentive framework for hundreds of senior managers within the Group. The Committee has considered fully the current accounting changes and concluded that share option plans remain in the best interests of shareholders.

Share ownership guidelines

Executive Directors are normally expected to build and maintain a shareholding with a value at least equal to their base salary. New appointees will typically be allowed around three years to establish this shareholding. Full participation in the Performance Share Plan is conditional upon this.

Summary of remuneration elements

All awards made to Executive Directors under the Annual Bonus, Performance Share Plan and all options granted under the Executive Share Option Scheme are subject to the satisfaction of performance conditions, which are explained above. If performance is unsatisfactory the cash bonus and long-term incentives will reduce accordingly. The Committee regularly reviews these performance conditions and considers that the proposed mix of performance conditions best supports the Group's business strategy and provides a set of comprehensive and robust measures of management's effort and success in creating shareholder value. A summary of the elements of the package is set out in the table below.

Part of remuneration	Performance measure	Purpose
Base salary	Individual contribution to the business success	To attract and retain talented people
Annual cash bonus	Earnings per share and specified corporate objectives	Motivates year on year earnings growth and delivery of business priorities
Annual deferred share element	Total shareholder return, Earnings per share and specified corporate objectives	Generates focus on medium-term targets and by incentivising share price and dividend growth ensures alignment with shareholder interests
Performance Share Plan	Return on capital employed over a three year period	Assures a focus on long-term business success
Share options	Earnings per share relative to retail price index with more stretching performance targets for the balance of awards over 100% of salary	Incentivises earnings growth and Executive Director shareholding

Directors' remuneration report continued

Other elements

- Shares In Success. Since March 2002 the Group has operated a UK profit sharing scheme (Shares in Success) for the benefit of employees, including Executive Directors. The scheme is available to employees with at least one year's service at the Group's year end and is recognised as a powerful incentive and retention tool for all employees. Shares in the company are allocated to participants in the scheme on a pro-rata basis to base salary earned, up to Inland Revenue approved limits (currently £3,000 per annum). The amount of profit allocated to the scheme is determined by the Board, taking account of company performance.
- Save as You Earn. Since 1981, the Group has operated an Inland Revenue approved savings-related share option scheme (SAYE) for the benefit of employees including Executive Directors. Under this scheme, employees save up to a limit of £250 on a four-weekly basis via a bank/building society with an option to buy shares in Tesco PLC at the end of a three or five-year period at a discount of up to 20% of the market value. There are no performance conditions attached to SAYE options.
- Buy as You Earn. Since January 2002, the Group has operated the partnership shares element of an Inland Revenue approved share investment plan for the benefit of employees, including Executive Directors. Under this scheme, employees save up to a limit of £110 on a four-weekly basis, to buy shares at market value in Tesco PLC.

Pensions

Executive Directors are members of the Tesco PLC Pension Scheme which provides a pension of up to two-thirds of base salary on retirement, normally at the age of 60, dependent upon service. The scheme also provides for dependants' pensions and lump sums on death in service. The scheme is a defined benefit pension scheme, which is approved by the Inland Revenue. An internal working group has been established to understand the implications of Government proposals in relation to pensions and to advise the Remuneration Committee on future pension provisions and contributions. The Final Salary Scheme is now closed to new entrants but has been replaced by a different defined benefit pension scheme which accumulates each year and is based on career average earnings.

Further details of the pension benefits earned by the directors can be found on page 23.

Performance graph

The graph below highlights the Group's total shareholder return performance over the last five financial years, relative to the FTSE 100 index of companies.


£200
£150
£100
£50
Tesco
FTSE
Feb 00
Feb 01
Feb 02
Feb 03
Feb 04
Feb 05

TOTAL SHAREHOLDER RETURN (TSR)
TSR is the notional return from a stock or index based on share price movements and declared dividends

In addition, there has been a very strong performance in TSR over the last one year, three years and five years against a comparator group of our major retail competitors in the UK, Europe and the US.

Service agreements

The Executive Directors all have service agreements, dated 14 June 2004, with entitlement to notice of 12 months by the company and 6 months notice by the Executive. Each agreement automatically terminates when the Director reaches the retirement age of 60.

If an Executive Director's employment is terminated (other than pursuant to the notice provisions in the service agreement or by reason of resignation or unacceptable performance or conduct) the company will pay, by way of liquidated damages, a sum calculated on the basis of basic salary and the average annual bonus paid for the last two years. No account will be taken of pension arrangements in these payments.

Termination payments will be subject to mitigation. This means that liquidated damages amounts will be paid in instalments to permit mitigation and earlier payment will be made based on long service in line with Tesco policy which respects and rewards loyalty. If the termination occurs within one year of retirement, the termination payment would be reduced accordingly.

The Committee has agreed that, in future, new appointments of Executive Directors will normally be on a notice period of 12 months. The Committee reserves the right to vary this period to 24 months for the initial period of appointment and for the notice period to then revert to 12 months. The service agreements are available for inspection at the AGM and Registered Office.

Outside appointments

Tesco recognises that its Executive Directors are likely to be invited to become Non-executive Directors of other companies. Such Non-executive duties can broaden experience and knowledge which can benefit Tesco. Subject to approval by the Board, Executive Directors are allowed to accept Non-executive appointments and retain the fees received, provided that these appointments are not likely to lead to conflicts of interest. Executive Directors' biographies can be found in the Annual Review and Summary Financial Statement, and fees retained for any Non-executive Directorships are set out below.

Director	Company in which Non-executive Directorship held	Fee retained by the Director in 2004/05 (£'s)
Mr A T Higginson	B Sky B	22,800
	C&J Clark	41,725
Mr T J R Mason	Capital Radio	32,000

Non-executive Directors

The remuneration of the Non-executive Directors is determined by the Board as a whole on the recommendation of the Chairman and the Executive Committee after considering external market research and individual contribution. The Remuneration Committee determines the Chairman's remuneration, having regard to packages awarded to Chairmen of other companies of a similar size, complexity and international reach.

Non-executive Directors have letters of appointment setting out their duties and the time commitment expected. These letters are available for inspection at the AGM and Registered Office. The Chairman meets with each Non-executive Director separately to review individual performance. All Non-executive Directors are subject to re-election by shareholders every three years at the Annual General Meeting and their appointment can be terminated by either party without notice. Non-executive Directors receive a basic fee of £50,000 plus a fee of £5,000 per Committee for membership of the Audit and Remuneration Committee. The chair of the Remuneration Committee and chair of the Audit Committee receive a further £3,000 for their additional responsibilities. Mr R F Chase, receives a total fee of £100,000 for his role as Senior Independent Non-executive Director and Deputy Chairman. Mr D E Reid, Non-executive Chairman receives an annual fee of £500,000 and has the benefit of the use of a company car.

Compliance

In carrying out its duties, the Committee gives full consideration to best practice. The Committee is constituted and operated throughout the period in accordance with the principles outlined in the Listing Rules of the Financial Services Authority derived from Schedule A and B of the Combined Code. The auditor's report set out on page 33, covers the disclosures referred to in this report that are specified for audit by the Financial Services Authority. This report also complies with disclosures required by the Directors' Remuneration Report Regulations 2002. Details of Directors' emoluments and interests, including executive and savings-related share options, are set out on pages 22 to 31.

Mr C L Allen
Chairman of the Remuneration Committee

Directors' remuneration report continued

Tables 1 to 7 are audited information.

Table 1 Directors' emoluments

	Fixed emoluments		Performance-related emoluments					
	Salary £000	Benefits £000	Profit-sharing £000	Short-term Cash (new scheme) £000	Short-term Deferred Shares (new scheme) £000	Long-term (old scheme) £000	Total 2005 £000	Total 2004 £000
Executive Directors								
Sir Terry Leahy	1,036	67	3	1,030	773	285	3,194	2,977
Mr R S Ager (a)	21	9	–	–	–	–	30	1,634
Mr R Brasher (b)	415	9	3	541	300	–	1,268	–
Mr P A Clarke	588	65	3	594	446	95	1,791	1,657
Mr J Gildersleeve (a)	24	28	–	–	–	–	52	2,161
Mr A T Higginson	613	41	3	594	446	115	1,812	1,659
Mr T J R Mason	602	15	3	594	446	164	1,824	1,681
Mr D T Potts	580	39	3	594	446	130	1,792	1,661
Non-Executive Directors								
Mr C L Allen	58	–	–	–	–	–	58	47
Mr R F Chase	100	–	–	–	–	–	100	49
Mrs K R Cook (c)	22	–	–	–	–	–	22	–
Mr E M Davies	57	–	–	–	–	–	57	28
Dr H Einsmann	55	–	–	–	–	–	55	44
Mr J A Gardiner (d)	38	–	–	–	–	–	38	431
Mr K J Hydon	58	–	–	–	–	–	58	1
Ms V Morali (e)	55	–	–	–	–	–	55	44
Mr G F Pimlott	73	–	–	–	–	–	73	72
Mr D E Reid (Chairman) (f)	467	72	–	–	–	–	539	2,724
	4,862	345	18	3,947	2,857	789	12,818	16,870

Benefits are made up of car benefits, disability and health insurance, staff discount and chauffeurs. The Long-Term Bonus awarded on 28 July 2004 under the Performance Share Plan was awarded in the form of nil-cost options. Details of this award are shown in Table 6.

(a) Mr R S Ager and Mr J Gildersleeve retired from the Tesco Group on 15 March 2004. On their retirement Mr R S Ager and Mr J Gildersleeve were permitted to retain their company cars, which had a value of £58,745 and £95,566, respectively, for nil consideration.

(b) Mr R Brasher was appointed during the year. The figures in Table1 are calculated from Mr R Brasher's date of appointment. In 2001, as Non-food Director, Mr R Brasher was set challenging three-year targets to deliver a step change in the Group's clothing business. These performance targets ran from July 2001 to July 2004. Progress was above expectations so a performance-related payment was paid on 8 October 2004 following an internal audit confirmation of the performance against target. This was a contractual obligation that was agreed by the Remuneration Committee at the start of 2001, and is included within Performace-related emoluments - Short-term cash. In respect of the period from Mr R Brasher's appointment to the end of the three-year performance period, Mr R Brasher received £141,452.

(c) Mrs K R Cook was appointed during the year. The figures in Table 1 are calculated from the date of Mrs K R Cook's appointment.

(d) Mr J A Gardiner retired from the Board on 2 April 2004.

(e) Ms V Morali retired from the Board on 26 February 2005.

(f) Mr D E Reid was appointed a Non-Executive Director on 2 April 2004, having retired as an Executive Director on 31 December 2003.

Table 2 Pension details of the Directors

	Age at 26 February 2005/ Years of company service	Total accrued pension at 26 February 2005(a) £000	Increase/ (decrease) in accrued pension during the year £000	Increase/ (decrease) in accrued pension during the year (net of inflation) £000	Transfer value of previous column at 26 February 2005 £000	Transfer value of total accrued pension at 28 Feb 2004 (old basis (b)) £000	Transfer value of total accrued pension at 28 Feb 2004 (new basis (b)) £000	Transfer value of total accrued pension at 26 February 2005 £000	Increase in transfer value less Directors' contributions £000
Sir Terry Leahy (c)	49/26	479	46	33	409	3,801	4,204	5,117	913
Mr R S Ager (d)	59/19	274	(13)	(14)	n/a	4,844	5,191	5,898	707
Mr R Brasher (e)	43/18	135	23	19	146	775	806	1,025	219
Mr P A Clarke	44/30	228	28	22	180	1,447	1,517	1,874	357
Mr J Gildersleeve (d)	60/40	405	1	–	n/a	7,273	7,717	8,537	820
Mr A T Higginson (f)	47/7	140	28	24	227	908	974	1,318	344
Mr T J R Mason	47/23	250	27	20	191	1,802	1,921	2,341	420
Mr D T Potts	47/32	253	31	24	227	1,833	1,965	2,425	460

(a) The accrued pension is that which would be paid annually on retirement at 60, based on service to 26 February 2005.

(b) The method used for calculating transfer values was revised during the year to bring it in line with latest actuarial professional guidance. Changes in financial conditions and improving mortality rates have meant that the previous basis for calculating transfer values, used since 1997, is not considered to produce suitable values. Transfer values at 28 February 2004 have been restated using the new method for comparative purposes.

(c) Sir Terry Leahy is entitled to retire at any age from 57 to 60 inclusive, with an immediate pension of two-thirds of base salary. Part of his pension may be provided on an unfunded basis within a separate unapproved arrangement.

(d) As disclosed in Table 1, Mr R S Ager and Mr J Gildersleeve both retired in March 2004. The total accrued pension shown is the pension immediately after retirement. Transfer values do not apply in retirement and the transfer values at 26 February 2005 have been calculated on a basis consistent with transfer values for non-retired directors.

(e) Mr R Brasher was appointed during the year. The increase in accrued pension shown is based on the increase since appointment. Similarly, the transfer value as at 28 February 2004 is based on the value of his pension as at the date of appointment to the Board.

(f) Part of Mr A T Higginson's benefits, in respect of pensionable earnings in excess of the earnings limit imposed by the Finance Act 1989, are provided on an unfunded basis within a separate unapproved arrangement.

All transfer values have been calculated in accordance with Actuarial Guidance Note GN11.

Table 3 Gains made on executive share options during the year

	Number of shares at exercise price (pence)							
	151.66	176.66	164.0	178.0	179.42	173.0	209.5	Sub-total
Sir Terry Leahy	120,660(j)	–	–	–	–	–	–	120,660
Mr R S Ager	299,904(c)	89,433(e)	26,831(e)	149,171(e)	–	36,994(e)	182,528(e)	784,861
Mr R Brasher	–	–	–	–	–	–	–	–
Mr P A Clarke	–	–	29,946(a)	146,991(a)	–	277,170(a)	–	454,107
Mr J Gildersleeve	504,999(g)	150,564(k)	56,100(k)	364,092(k)	–	73,988(k)	–	1,149,743
Mr A T Higginson	–	373,584(m)	63,415(m)	–	–	76,301(m)	–	513,300
Mr T J R Mason†	–	149,076(d)	63,415(d)	255,796(d)	–	87,861(d)	–	556,148
Mr D T Potts	–	–	38,756(f)	288,730(f)	–	199,827(f)	–	527,313
Mr D E Reid	–	–	90,245(i)	–	425,827(i)	117,920(i)	–	633,992
Date exercisable	07.10.2000	21.05.2001	30.09.2001	28.01.2002	21.09.2002	30.11.2002	20.04.2003	

		Number of shares at exercise price (pence)					
	Sub-total b/f	205.0	247.0	259.0	197.5	Total	Value realisable 2005 £000	Value realisable 2004 £000
Sir Terry Leahy	120,660	–	–	–	–	120,660	162	610
Mr R S Ager	784,861	390,243(h)	323,886(h)	321,236(h)	455,696(h)	2,275,922	1,567	–
Mr R Brasher	–	–	–	–	–	–	–	–
Mr P A Clarke	454,107	346,341(l)	–	–	–	800,448	707	–
Mr J Gildersleeve	1,149,743	517,073(k)	429,149(k)	425,483(k)	604,557(k)	3,126,005	2,840	142
Mr A T Higginson	513,300	419,512(m)	–	–	–	932,812	1,094	–
Mr T J R Mason†	556,148	419,512(n)	11,500(b)	–	–	987,160	895	209
Mr D T Potts	527,313	360,975(f)	–	–	–	888,288	846	–
Mr D E Reid	633,992	604,878(i)	502,024(i)	498,069(i)	707,848(i)	2,946,811	1,967	879
		26.06.2003	26.04.2004	15.04.2005	14.04.2006			

† Includes family interests

	Date of exercise	Market price at exercise (pence)
(a)	20.04.2004	256.5
(b)	25.05.2004	250.0
(c)	16.06.2004	260.0
(d)	12.08.2004	257.0
(e)	06.09.2004	270.0
(f)	21.09.2004	282.5
(g)	21.09.2004	282.0
(h)	21.09.2004	280.3
(i)	21.09.2004	280.0
(j)	30.09.2004	285.8
(k)	10.11.2004	295.0
(l)	16.11.2004	301.0
(m)	25.11.2004	305.5
(n)	09.12.2004	310.0

The value realisable from shares acquired on exercise is the difference between the market value at exercise and the exercise price of the option, although the shares may have been retained. The share price at 26 February 2005 was 308.5p. The share price during the 52 weeks to 26 February 2005 ranged from 241.0p to 323.25p.

Table 4 Executive share options held by Directors

Executive share option schemes (1984), (1994) and (1996)

	Date of grant	As at 28 Feb 2004	Options granted in year(b)	Options exercised in year	As at 26 Feb 2005	Exercise price (pence)	Date from which exercisable	Expiry date
Sir Terry Leahy	13.10.1995	248,256	–	–	248,256	104.0	13.10.1998	13.10.2005
	07.10.1997	120,660	–	120,660	–	151.7	07.10.2000	07.10.2004
	30.09.1998	126,832	–	–	126,832	164.0	30.09.2001	30.09.2008
	30.11.1999	228,901	–	–	228,901	173.0	30.11.2002	30.11.2009
	20.04.2000	17,673	–	–	17,673	209.5	20.04.2003	20.04.2010
	26.06.2000	780,487	–	–	780,487	205.0	26.06.2003	26.06.2010
	26.04.2001	647,773	–	–	647,773	247.0	26.04.2004	26.04.2011
	15.04.2002	642,471	–	–	642,471	259.0	15.04.2005	15.04.2012
	14.04.2003	939,747	–	–	939,747	197.5	14.04.2006	14.04.2013
	30.04.2004	–	766,041	–	766,041	253.3	30.04.2007	30.04.2014
Total		3,752,800	766,041	120,660	4,398,181			
Mr R Brasher	30.09.1998	14,088	–	–	14,088	164.0	30.09.2001	30.09.2008
	24.05.1999	120,220	–	–	120,220	179.4	24.05.2002	24.05.2009
	09.11.1999	22,039	–	–	22,039	184.0	09.11.2002	09.11.2009
	20.04.2000	189,546	–	–	189,546	209.5	20.04.2003	20.04.2010
	26.06.2000	106,613	–	–	106,613	205.0	26.06.2003	26.06.2010
	26.04.2001	101,215	–	–	101,215	247.0	26.04.2004	26.04.2011
	15.04.2002	100,386	–	–	100,386	259.0	15.04.2005	15.04.2012
	14.04.2003	151,900	–	–	151,900	197.5	14.04.2006	14.04.2013
	30.04.2004	–	296,150	–	296,150	253.3	30.04.2007	30.04.2014
Total		806,007	296,150	–	1,102,157			
Mr P A Clarke	30.09.1998	29,946	–	29,946	–	164.0	30.09.2001	30.09.2008
	28.01.1999	146,991	–	146,991	–	178.0	28.01.2002	28.01.2009
	30.11.1999	277,170	–	277,170	–	173.0	30.11.2002	30.11.2009
	20.04.2000	77,683	–	–	77,683	209.5	20.04.2003	20.04.2010
	26.06.2000	360,975	–	346,341	14,634	205.0	26.06.2003	26.06.2010
	26.04.2001	299,595	–	–	299,595	247.0	26.04.2004	26.04.2011
	15.04.2002	328,185	–	–	328,185	259.0	15.04.2005	15.04.2012
	14.04.2003	501,266	–	–	501,266	197.5	14.04.2006	14.04.2013
	30.04.2004	–	434,353	–	434,353	253.3	30.04.2007	30.04.2014
Total		2,021,811	434,353	800,448	1,655,716			
Mr A T Higginson	21.05.1998	373,584	–	373,584	–	176.7	21.05.2001	21.05.2008
	30.09.1998	63,415	–	63,415	–	164.0	30.09.2001	30.09.2008
	30.11.1999	76,301	–	76,301	–	173.0	30.11.2002	30.11.2009
	26.06.2000	419,512	–	419,512	–	205.0	26.06.2003	26.06.2010
	26.04.2001	348,178	–	–	348,178	247.0	26.04.2004	26.04.2011
	15.04.2002	358,301	–	–	358,301	259.0	15.04.2005	15.04.2012
	14.04.2003	523,544	–	–	523,544	197.5	14.04.2006	14.04.2013
	30.04.2004	–	434,353	–	434,353	253.3	30.04.2007	30.04.2014
Total		2,162,835	434,353	932,812	1,664,376			

Directors' remuneration report continued

Table 4 Executive share options held by Directors continued

Executive share option schemes (1984), (1994) and (1996)

	Date of grant	As at 28 Feb 2004	Options granted in year(b)	Options exercised in year	As at 26 Feb 2005	Exercise price (pence)	Date from which exercisable	Expiry date
Mr T J R Mason (a)	21.05.1998	149,076	–	149,076	–	176.7	21.05.2001	21.05.2008
	30.09.1998	63,415	–	63,415	–	164.0	30.09.2001	30.09.2008
	28.01.1999	255,796	–	255,796	–	178.0	28.01.2002	28.01.2009
	30.11.1999	87,861	–	87,861	–	173.0	30.11.2002	30.11.2009
	26.06.2000	419,512	–	419,512	–	205.0	26.06.2003	26.06.2010
	26.04.2001	359,678(a)	–	11,500	348,178	247.0	26.04.2004	26.04.2011
	15.04.2002	373,451(a)	–	–	358,301	259.0	15.04.2005	15.04.2012
	14.04.2003	540,494(a)	–	–	523,544	197.5	14.04.2006	14.04.2013
	30.04.2004	–	447,980	–	434,353	253.3	30.04.2007	30.04.2014
Total		2,249,283	447,980	987,160	1,664,376			
Mr D T Potts	30.09.1998	38,756	–	38,756	–	164.0	30.09.2001	30.09.2008
	28.01.1999	288,730	–	288,730	–	178.0	28.01.2002	28.01.2009
	30.11.1999	199,827	–	199,827	–	173.0	30.11.2002	30.11.2009
	26.06.2000	360,975	–	360,975	–	205.0	26.06.2003	26.06.2010
	26.04.2001	299,595	–	–	299,595	247.0	26.04.2004	26.04.2011
	15.04.2002	328,185	–	–	328,185	259.0	15.04.2005	15.04.2012
	14.04.2003	501,266	–	–	501,266	197.5	14.04.2006	14.04.2013
	30.04.2004	–	434,353	–	434,353	253.3	30.04.2007	30.04.2014
Total		2,017,334	434,353	888,288	1,563,399			

(a) Includes family interests. No options lapsed in the year except options over 45,727 shares granted to Mrs F Mason.

(b)These options are subject to performance conditions which are set out on page 19.

The market price at exercise is shown in Table 3.

Mr R S Ager and Mr J Gildersleeve no longer have any options under the Executive Share Option Schemes (1984), (1994) and (1996).
Mr R S Ager's and Mr J Gildersleeve's remaining options as at 28 February 2004 were exercised during the year.

Table 5 Save as you earn share options

Savings-related share option scheme (1981)

	Date of grant	As at 28 Feb 2004	Options granted in year	Options exercised in year(c)	Options lapsed in year	As at 26 Feb 2005	Exercise price (pence)	Value realisable 2005 £'000	Value realisable 2004 £'000
Sir Terry Leahy	28.10.1999	2,235	–	2,235	–	–	151.0	4	–
	26.10.2000	1,704	–	–	–	1,704	198.0	–	–
	08.11.2001	1,671	–	–	–	1,671	198.0	–	–
	08.11.2002	2,066	–	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	–	1,625	195.0	–	–
	04.11.2004	–	1,424	–	–	1,424	232.0	–	–
Total		9,301	1,424	2,235	–	8,490		4	–
Mr R S Ager (a)	28.10.1999	2,235	–	1,944	291	–	151.0	2	–
	26.10.2000	1,704	–	1,117	587	–	198.0	1	–
	08.11.2001	1,671	–	751	920	–	198.0	–	–
	06.11.2003	946	–	102	844	–	195.0	–	–
Total		6,556	–	3,914	2,642	–		3	5
Mr R Brasher	28.10.1999	2,235	–	2,235	–	–	151.0	4	–
	26.10.2000	1,704	–	–	–	1,704	198.0	–	–
	08.11.2001	1,671	–	–	–	1,671	198.0	–	–
	08.11.2002	2,066	–	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	–	1,625	195.0	–	–
	04.11.2004	–	1,424	–	–	1,424	232.0	–	–
Total		9,301	1,424	2,235	–	8,490		4	–

Table 5 Save as you earn share options continued

Savings-related share option scheme (1981)

	Date of grant	As at 28 Feb 2004	Options granted in year	Options exercised in year (c)	Options lapsed in year	As at 26 Feb 2005	Exercise price (pence)	Value realisable 2005 £'000	Value realisable 2004 £'000
Mr P A Clarke	28.10.1999	2,235	–	2,235	–	–	151.0	4	–
	26.10.2000	1,704	–	–	–	1,704	198.0	–	–
	08.11.2001	1,671	–	–	–	1,671	198.0	–	–
	08.11.2002	2,066	–	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	–	1,625	195.0	–	–
	04.11.2004	–	1,424	–	–	1,424	232.0	–	–
Total		9,301	1,424	2,235	–	8,490		4	2
Mr J Gildersleeve (a)	28.10.1999	2,235	–	1,944	291	–	151.0	2	–
	26.10.2000	1,704	–	1,117	587	–	198.0	1	–
	08.11.2002	1,188	–	511	677	–	159.0	–	–
Total		5,127	–	3,572	1,555	–		3	–
Mr A T Higginson	28.10.1999	2,235	–	2,235	–	–	151.0	4	–
	26.10.2000	1,704	–	–	–	1,704	198.0	–	–
	08.11.2001	1,671	–	–	–	1,671	198.0	–	–
	08.11.2002	2,066	–	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	–	1,625	195.0	–	–
	04.11.2004	–	1,424	–	–	1,424	232.0	–	–
Total		9,301	1,424	2,235	–	8,490		4	–
Mr T J R Mason (b)	28.10.1999	2,235	–	2,235	–	–	151.0	4	–
	26.10.2000	1,704	–	–	–	1,704	198.0	–	–
	08.11.2001	2,674(a)	–	–	1,671	1,003	198.0	–	–
	08.11.2002	4,132(a)	–	–	2,066	2,066	159.0	–	–
	06.11.2003	1,625	–	–	–	1,625	195.0	–	–
	04.11.2004	–	1,424	–	–	1,424	232.0	–	–
Total		12,370	1,424	2,235	3,737	7,822		4	–
Mr D T Potts	26.10.2000	1,704	–	–	–	1,704	198.0	–	–
	08.11.2001	1,671	–	–	–	1,671	198.0	–	–
	08.11.2002	2,066	–	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	–	1,625	195.0	–	–
	04.11.2004	–	1,424	–	–	1,424	232.0	–	–
Total		7,066	1,424	–	–	8,490		–	–
Mr D E Reid (a)	28.10.1999	2,235	–	1,869	366	–	151.0	2	–
	08.11.2001	959	–	698	261	–	198.0	–	–
	08.11.2002	2,066	–	447	1,619	–	159.0	–	–
Total		5,260	–	3,014	2,246	–		2	–

Save as you earn options are not subject to performance conditions since this scheme is an all employee share scheme.

(a) The market price at which Mr R S Ager and Mr J Gildersleeve exercised options was 261.25p. The market price at which Mr D E Reid exercised options was 260.5p.

(b) Includes family interests.

(c) Options were exercised on 2 February 2005 at a market price of 309.0p, except for Mr R S Ager, Mr J Gildersleeve and Mr D E Reid.

Directors' remuneration report continued

Table 6 Performance share plan share options

Performance Share Plan 2004

	Date of grant	As at 28 Feb 2004	Options granted (a)	Options exercised in year	As at 26 Feb 2005	Date from which exercisable	Expiry date
Sir Terry Leahy	28.07.2004	–	304,794	–	304,794	28.07.2008	28.07.2014
Mr R Brasher	28.07.2004	–	118,367	–	118,367	28.07.2008	28.07.2014
Mr P A Clarke	28.07.2004	–	175,774	–	175,774	28.07.2008	28.07.2014
Mr A T Higginson	28.07.2004	–	175,774	–	175,774	28.07.2008	28.07.2014
Mr T J R Mason	28.07.2004	–	175,774	–	175,774	28.07.2008	28.07.2014
Mr D T Potts	28.07.2004	–	175,774	–	175,774	28.07.2008	28.07.2014

(a) The options granted are nil-cost options. The share price on award was 253.45p. These options are subject to performance conditions set out on page 19.

No options lapsed in the year under this scheme.

Table 7 Directors' interests in the long-term incentive plan

Name	Year of release	Award date	No of shares at 28 Feb 2004	Shares awarded during year	Shares released during year	No of shares at 26 Feb 2005	Value released £000	Date of release	MMP on release (pence)
Sir Terry Leahy	2005	11.05.98	79,525	12,166	91,691	–	286	10.02.05	312.45
	2005	08.05.00	181,792	27,812	209,604	–	655	10.02.05	312.45
	2005	11.04.01	149,712	4,043	–	153,755	–	11.04.05	–
	2005	09.04.03	523,938	14,149	–	538,087	–	09.04.05	–
	2006	16.04.99	96,193	14,717	–	110,910	–	16.04.06	–
	2006	11.04.01	117,891	18,034	–	135,925	–	11.04.06	–
	2006	10.04.02	230,677	6,230	–	236,907	–	10.04.06	–
	2006	04.05.04	–	442,170	–	442,170	–	04.05.06	–
	2007	08.05.00	91,747	14,036	–	105,783	–	08.05.07	–
	2007	10.04.02	348,671	53,345	–	402,016	–	10.04.07	–
	2007	09.04.03	329,887	8,909	–	338,796	–	09.04.07	–
	2008	04.05.04	–	294,780	–	294,780	–	04.05.08	–
Mr R S Ager(a)	2005	11.05.98	54,034	–	54,034	–	134	23.03.04	248.125
	2005	08.05.00	102,982	–	102,982	–	256	23.03.04	248.125
	2005	11.04.01	74,854	–	74,854	–	186	23.03.04	248.125
	2005	09.04.03	254,064	–	254,064	–	630	23.03.04	248.125
	2006	16.04.99	61,257	–	61,257	–	152	23.03.04	248.125
	2006	11.04.01	58,942	–	58,942	–	146	23.03.04	248.125
	2006	10.04.02	115,338	–	115,338	–	286	23.03.04	248.125
	2007	08.05.00	51,974	–	51,974	–	129	23.03.04	248.125
	2007	10.04.02	174,333	–	174,333	–	433	23.03.04	248.125
	2007	09.04.03	159,966	–	159,966	–	397	23.03.04	248.125

Date of award	11.05.98	16.04.99	08.05.00	11.04.01	08.05.01	10.04.02	07.05.02	09.04.03	14.05.03	04.05.04	27.05.04
Award price (pence)	186.66	168.83	174.00	259.25	247.50	248.00	261.50	197.25	202.88	248.75	249.88

Table 7 Directors' interests in the long-term incentive plan continued

Name	Year of release	Award date	No of shares at 28 Feb 2004	Shares awarded *during year*	Shares released *during year*	No of shares at 26 Feb 2005	Value released *£000*	Date of *release*	MMP on release *(pence)*
Mr R Brasher	2004	08.05.00	25,768	490	26,258	–	65	07.05.04	248.7
	2004	07.05.02	37,318	710	38,028	–	95	07.05.04	248.7
	2005	08.05.01	23,117	623	–	23,740	–	08.05.05	–
	2005	14.05.03	47,682	1,285	–	48,967	–	14.05.05	–
	2006	07.05.02	24,879	671	–	25,550	–	17.05.06	–
	2006	27.05.04	–	56,631	–	56,631	–	27.0506	–
	2007	14.05.03	31,788	857	–	32,645	–	14.05.07	–
	2008	27.05.04	–	37,754	–	37,754	–	14.05.07	–
Mr P A Clarke	2005	11.05.98	23,714	3,627	27,341	–	85	10.02.05	312.45
	2005	08.05.00	66,528	10,176	76,701	–	240	10.02.05	312.45
	2005	11.04.01	69,241	1,869	–	71,110	–	11.04.05	–
	2005	09.04.03	279,469	7,547	–	287,016	–	09.04.05	–
	2006	10.04.02	117,834	3,181	–	121,015	–	10.04.06	–
	2006	04.05.04	–	250,714	–	250,714	–	04.05.06	–
	2007	08.05.00	37,712	5,769	–	43,481	–	08.05.07	–
	2007	10.04.02	178,107	27,247	–	205,354	–	10.04.04	–
	2007	09.04.03	175,962	4,752	–	180,714	–	09.04.07	–
	2008	04.05.04	–	167,143	–	167,143	–	04.05.08	–
Mr J Gildersleeve(a)	2005	11.05.98	69,080	–	69,080	–	171	23.03.04	248.125
	2005	08.05.00	137,222	–	137,222	–	340	23.03.04	248.125
	2005	11.04.01	99,185	–	99,185	–	246	23.03.04	248.125
	2005	09.04.03	337,058	–	337,058	–	836	23.03.04	248.125
	2006	16.04.99	79,822	–	79,822	–	198	23.03.04	248.125
	2006	11.04.01	78,101	–	78,101	–	194	23.03.04	248.125
	2006	10.04.02	152,767	–	152,767	–	379	23.03.04	248.125
	2007	08.05.00	69,254	–	69,254	–	172	23.03.04	248.125
	2007	10.04.02	230,909	–	230,909	–	573	23.03.04	248.125
	2007	09.04.03	212,222	–	212,222	–	527	23.03.04	248.125
Mr A T Higginson	2005	11.04.01	80,470	2,173	–	82,643	–	11.04.05	–
	2005	09.04.03	291,891	7,882	–	299,773	–	09.04.05	–
	2006	16.04.99	60,076	9,190	–	69,266	–	16.04.06	–
	2006	11.04.01	63,366	9,692	–	73,058	–	11.04.06	–
	2006	10.04.02	128,646	3,474	–	132,120	–	10.04.06	–
	2006	04.05.04	–	250,714	–	250,714	–	04.05.06	–
	2007	08.05.00	53,345	8,160	–	61,505	–	08.05.07	–
	2007	10.04.02	194,450	29,749	–	224,199	–	10.04.07	–
	2007	09.04.03	183,784	4,963	–	188,747	–	09.04.07	–
	2008	04.05.04	–	167,143	–	167,143	–	04.05.08	–

Directors' remuneration report continued

Table 7 Directors' interests in the long-term incentive plan continued

Name	Year of release	Award date	No of shares at 28 Feb 2004	Shares awarded during year	Shares released during year	No of shares at 26 Feb 2005	Value released £000	Date of release	MMP on release (pence)
Mr T J R Mason	2005	11.05.98	49,892	7,632	57,524	–	180	10.02.05	312.45
	2005	08.05.00	105,698	16,169	121,867	–	381	10.02.05	312.45
	2005	11.04.01	80,470	2,173	–	82,643	–	11.04.05	–
	2005	09.04.03	291,891	7,882	–	299,773	–	09.04.05	–
	2006	16.04.99	59,234	9,062	–	68,296	–	16.04.06	–
	2006	11.04.01	63,356	9,702	–	73,058	–	11.04.06	–
	2006	10.04.02	128,646	3,474	–	132,120	–	10.04.06	–
	2006	04.05.04	–	250,714	–	250,714	–	04.05.06	–
	2007	08.05.00	53,345	8,160	–	61,505	–	08.05.07	–
	2007	10.04.02	194,450	29,749	–	224,199	–	10.04.07	–
	2007	09.04.03	183,784	4,963	–	188,747	–	09.04.07	–
	2008	04.05.04	–	167,143	–	167,143	–	04.05.08	–
Mr D T Potts	2005	11.05.98	32,713	5,004	37,717	–	118	10.02.05	312.45
	2005	08.05.00	81,516	12,469	93,985	–	294	10.02.05	312.45
	2005	11.04.01	69,241	1,869	–	71,110	–	11.04.05	–
	2005	09.04.03	279,469	7,547	–	287,016	–	09.04.05	–
	2006	16.04.99	29,577	4,524	–	34,101	–	16.04.06	–
	2006	11.04.01	54,520	8,339	–	62,859	–	11.04.06	–
	2006	10.04.02	117,834	3,181	–	121,015	–	10.04.06	–
	2006	04.05.04	–	250,714	–	250,714	–	04.05.06	–
	2007	08.05.00	41,139	6,293	–	47,432	–	08.05.07	–
	2007	10.04.02	178,107	27,247	–	205,354	–	10.04.07	–
	2007	09.04.03	175,962	4,752	–	180,714	–	09.04.07	–
	2008	04.05.04	–	167,143	–	167,143	–	04.05.08	–

Long-Term awards from 2001 are classed as four year cycles and Short-Term awards from 2003 are classed as two year cycles as no election for enhancement is possible yet.

Long-Term awards can be enhanced from the 4th year, extending the cycle to seven years. Short-Term awards can be enhanced from the 2nd year, extending the cycle to five years.

(a) Mr R S Ager and Mr J Gildersleeve shares were all released on retirement.

Table 8 is unaudited information.

Table 8 Disclosable interests of the Directors, including family interests

	26 Feb 2005 or on retirement if earlier		28 Feb 2004 or on appointment if later	
	Ordinary shares (a)	Options to acquire ordinary shares (b)	Ordinary shares (a)	Options to acquire ordinary shares (b)
Executive Directors				
Sir Terry Leahy	5,754,819	4,711,465	4,915,893	3,762,101
Mr R S Ager	1,971,071	2,282,478	1,971,071	2,282,478
Mr R Brasher	282,264	1,229,014	205,278	815,308
Mr P A Clarke	1,428,082	1,839,980	983,778	2,031,112
Mr J Gildersleeve	1,829,760	3,131,132	1,829,760	3,131,132
Mr A T Higginson	1,573,861	1,848,640	1,160,023	2,172,136
Mr T J R Mason	1,756,775	1,847,972	1,519,084	2,261,653
Mr D T Potts	1,702,441	1,747,663	1,250,463	2,024,400
Non-Executive Directors				
Mr C L Allen	–	–	–	–
Mr R F Chase	50,396	–	50,000	–
Mrs K R Cook	–	–	–	–
Mr E M Davies	2,400	–	2,400	–
Dr H Einsmann	92,150	–	92,150	–
Mr J A Gardiner	618,464	–	669,111	–
Mr K J Hydon	30,093	–	30,093	–
Ms V Morali	–	–	–	–
Mr G F Pimlott	34,212	–	33,418	–
Mr D E Reid (Chairman)	193,014	–	189,682	2,952,071

(a) The ordinary shares include shares held as part of incentive plans shown in table 7. Between 26 February 2005 and 11 April 2005, 420 shares were purchased by Executive Directors as part of the Partnership Share Plan (BAYE) operated by the Group.

(b) Options to acquire ordinary shares shown above comprise options under the executive share option schemes and the savings-related share option scheme (1981).

Directors' responsibilities for the preparation of the financial statements

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The Directors consider that in preparing the financial statements on pages 34 to 63 the company and Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the company and Group keep accounting records which disclose, with reasonable accuracy at any time, the financial position of the company and Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors are responsible for the maintenance and integrity of the Annual Review and Summary Financial Statement and Annual Report and Financial Statements published on the Group's Corporate website. Legislation in the UK concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and of the company and to prevent and detect fraud and other irregularities.

Independent auditors' report to the members of Tesco PLC

We have audited the financial statements which comprise the Group profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ('the auditable part').

Respective responsibilities of directors and auditors The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the Group at 26 February 2005 and of the profit and cash flows of the Group for the period then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London 11 April 2005

Group profit and loss account Year ended 26 February 2005

	note	Continuing operations 2005 £m	Acquisitions 2005 £m	2005 £m	2004 £m
Sales at net selling prices	2	37,001	69	37,070	33,557
Turnover including share of joint ventures		34,237	116	34,353	31,050
Less: share of joint ventures' turnover		(324)	(55)	(379)	(236)
Group turnover excluding value added tax	2/3	33,913	61	33,974	30,814
Operating expenses					
– Normal operating expenses		(31,785)	(60)	(31,845)	(28,925)
– Employee profit-sharing	4	(65)	–	(65)	(57)
– Integration costs		(46)	(7)	(53)	(45)
– Goodwill amortisation	12	(60)	(2)	(62)	(52)
Operating profit/(loss)	2/3	1,957	(8)	1,949	1,735
Share of operating profit/(loss) of joint ventures and associates		133	(3)	130	97
Net profit/(loss) on disposal of fixed assets		53	–	53	(9)
Profit/(loss) on ordinary activities before interest and taxation		2,143	(11)	2,132	1,823
Net interest payable	8			(170)	(223)
Profit on ordinary activities before taxation	5			1,962	1,600
Underlying profit before net profit/(loss) on disposal of fixed assets, integration costs and goodwill amortisation				2,029	1,708
Net profit/(loss) on disposal of fixed assets				53	(9)
Integration costs				(53)	(45)
Goodwill amortisation				(62)	(52)
Goodwill amortisation in joint ventures and associates				(5)	(2)
Tax on profit on ordinary activities	9			(593)	(498)
Profit on ordinary activities after taxation				1,369	1,102
Minority interests				(3)	(2)
Profit for the financial year				1,366	1,100
Dividends	10			(587)	(516)
Retained profit for the financial year	25			779	584
				Pence	Pence
Earnings per share	11			17.72	15.05
Adjusted for net profit/(loss) on disposal of fixed assets after taxation				(0.65)	0.11
Adjusted for integration costs after taxation				0.59	0.55
Adjusted for goodwill amortisation				0.87	0.74
Underlying earnings per share[1]	11			18.53	16.45
Diluted earnings per share	11			17.50	14.93
Adjusted for net profit/(loss) on disposal of fixed assets after taxation				(0.64)	0.11
Adjusted for integration costs after taxation				0.58	0.54
Adjusted for goodwill amortisation				0.86	0.73
Underlying diluted earnings per share[1]	11			18.30	16.31
Dividend per share	10			7.56	6.84
Dividend cover (times)				2.42	2.38

Accounting policies and notes forming part of these financial statements are on pages 38 to 63.

[1] Excluding net profit/(loss) on disposal of fixed assets, integration costs and goodwill amortisation.

Statement of total recognised gains and losses Year ended 26 February 2005

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Profit for the financial year	1,366	1,100	1,095	771
Gain/(loss) on foreign currency net investments	19	(157)	(71)	(2)
Tax effect of exchange adjustments offset in reserves	16	–	16	–
Total recognised gains and losses relating to the financial year	1,401	943	1,040	769
Prior year adjustment (note 1)	53			
Total recognised gains and losses since last annual report and financial statements	1,454			

Reconciliation of movements in shareholders' funds Year ended 26 February 2005

	Group[†]		Company	
	2005 £m	2004 restated £m	2005 £m	2004 £m
Profit for the financial year	1,366	1,100	1,095	771
Dividends	(587)	(516)	(587)	(516)
	779	584	508	255
Gain/(loss) on foreign currency net investments	19	(157)	(71)	(2)
Tax effect of exchange adjustment offset in reserves	16	–	16	–
Application of UITF 38	(29)	28	–	–
New share capital subscribed less expenses	130	844	146	869
Payment of dividends by shares in lieu of cash	93	158	93	158
Net addition to shareholders' funds	1,008	1,457	692	1,280
Opening shareholders' funds	7,998	6,541*	4,537	3,257
Closing shareholders' funds	9,006	7,998	5,229	4,537

Accounting policies and notes forming part of these financial statements are on pages 38 to 63.

* Originally £6,516m before prior year adjustment of £25m.

[†] Prior year comparatives have been restated due to UITF 38 and UITF 17 (revised) (note 1).

Balance sheets 26 February 2005

	note	Group 2005 £m	2005 £m	2004 restated† £m	2004 restated† £m	Company 2005 £m	Company 2004 £m
Fixed assets							
Intangible assets	12		1,044		965	–	–
Tangible assets	13		15,495		14,094	–	–
Investments	14		7		6	9,421	9,077
Investments in joint ventures	14						
Share of gross assets		4,280		2,006		–	–
Less: share of gross liabilities		(4,037)		(1,712)		–	–
Goodwill		145		15		–	–
			388		309	145	143
Investments in associates	14		19		21	–	–
			16,953		15,395	9,566	9,220
Current assets							
Stocks	15		1,309		1,199	–	–
Debtors	16		1,002		826	2,702	1,624
Investments	17		346		430	150	99
Cash at bank and in hand			800		670	–	–
			3,457		3,125	2,852	1,723
Creditors: falling due within one year	18		(6,072)		(5,516)	(3,152)	(2,456)
Net current liabilities			(2,615)		(2,391)	(300)	(733)
Total assets less current liabilities			14,338		13,004	9,266	8,487
Creditors: falling due after more than one year	19		(4,531)		(4,368)	(4,037)	(3,950)
Provisions for liabilities and charges	22		(750)		(593)	–	–
Net assets			9,057		8,043	5,229	4,537
Capital and reserves							
Called up share capital	24		389		384	389	384
Share premium account	25		3,704		3,470	3,704	3,470
Other reserves	25		40		40	–	–
Profit and loss account	25		4,873		4,104	1,136	683
Equity shareholders' funds			9,006		7,998	5,229	4,537
Minority interests			51		45	–	–
Total capital employed			9,057		8,043	5,229	4,537

Accounting policies and notes forming part of these financial statements are on pages 38 to 63.

Terry Leahy
Andrew Higginson
Directors
Financial statements approved by the Board on 11 April 2005.

Group cash flow statement Year ended 26 February 2005

	note	2005 £m	2004 restated† £m
Net cash inflow from operating activities	32	3,004	2,942
Dividends from joint ventures and associates		135	60
Returns on investments and servicing of finance			
Interest received		83	41
Interest paid		(331)	(320)
Interest element of finance lease rental payments		(15)	(17)
Cash received on sale of financial instruments		–	235
Net cash outflow from returns on investments and servicing of finance		(263)	(61)
Taxation		(483)	(326)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(2,304)	(2,239)
Proceeds from sale of tangible fixed assets		856	62
Net increase in loans to joint ventures		(10)	–
Net cash outflow from capital expenditure and financial investment		(1,458)	(2,177)
Acquisitions and disposals			
Purchase of subsidiary undertakings		(84)	(269)
Net cash at bank and in hand acquired with subsidiaries		3	53
Proceeds from sale of subsidiary		16	–
Net cash at bank and in hand disposed with subsidiary		(11)	–
Invested in joint ventures		(146)	(48)
Invested in associates and other investments		(6)	(8)
Net cash outflow from acquisitions and disposals		(228)	(272)
Equity dividends paid		(448)	(303)
Cash inflow/(outflow) before management of liquid resources and financing		259	(137)
Management of liquid resources			
Decrease/(increase) in short-term deposits		97	(220)
Financing			
Ordinary shares issued for cash		146	868
Net purchase of own shares for share trusts		(143)	(51)
Net decrease in other loans		(18)	(180)
New finance leases		128	75
Capital element of finance leases repaid		(348)	(73)
Net cash (outflow)/inflow from financing		(235)	639
Increase in cash		121	282
Reconciliation of net cash flow to movement in net debt			
Increase in cash		121	282
Cash outflow from decrease in debt and lease financing		238	178
(Decrease)/increase in liquid resources		(97)	220
Loans and finance leases acquired with subsidiaries		(17)	(5)
Amortisation of 4% unsecured deep discount loan stock, RPI and LPI medium term notes		(19)	(20)
Other non-cash movements on loans		(14)	–
Other non-cash movements on finance leases		(16)	(2)
Foreign exchange differences		52	(6)
Decrease in net debt		248	647
Opening net debt	33	(4,090)	(4,737)
Closing net debt	33	(3,842)	(4,090)

Accounting policies and notes forming part of these financial statements are on pages 38 to 63.

† Restated due to UITF 38 (note 1).

Accounting policies

Basis of preparation of financial statements These financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards and the Companies Act 1985.

A summary of the more important Group accounting policies is set out below.

As in the prior year, the Group has continued to account for pensions and other post-employment benefits in accordance with SSAP 24 but has complied with the transitional disclosure requirements of FRS 17. These transitional disclosures are presented in note 27.

Basis of consolidation The Group financial statements consist of the financial statements of the parent company, its subsidiary undertakings and the Group's share of interests in joint ventures and associates. The accounts of the parent company's subsidiary undertakings are prepared to dates around 26 February 2005 apart from Tesco Global Aruhazak Rt., Tesco Polska Sp. z o.o., Tesco Stores ČR a.s., Tesco Stores SR a.s., Tesco Kipa A.Ş., Samsung Tesco Co. Limited, Tesco Malaysia Sdn Bhd, Tesco Taiwan Co. Limited, Ek-Chai Distribution System Co. Ltd and C Two-Network Co. Ltd which prepared accounts to 31 December 2004. In the opinion of the Directors, it is necessary for the above named subsidiaries to prepare accounts to a date earlier than the rest of the Group to enable the timely publication of the Group financial statements.

The Group's interests in joint ventures are accounted for using the gross equity method. The Group's interests in associates are accounted for using the equity method.

Turnover Turnover consists of sales through retail outlets and sales of development properties, excluding value added tax. Turnover is reported net of vouchers and on a commission-only basis for mobile phone airtime sales. Turnover is stated net of returns.

Stocks Stocks comprise goods held for resale and properties held for, or in the course of, development and are valued at the lower of cost and net realisable value. Stocks in stores are calculated at retail prices and reduced by appropriate margins to take into account factors such as obsolescence, seasonality and damage.

Money market deposits Money market deposits are stated at cost. All income from these investments is included in the profit and loss account as interest receivable and similar income.

Tangible fixed assets and depreciation Fixed assets are carried at cost and include amounts in respect of interest paid on funds specifically related to the financing of assets in the course of construction. Interest is capitalised on a gross basis.

Depreciation is provided on a straight-line basis over the anticipated useful economic lives of the assets.

The following rates were applied for the Group and are consistent with the prior year:

- Land premia paid in excess of the alternative use value – at 2.5% of cost.
- Freehold and leasehold buildings with greater than 40 years unexpired – at 2.5% of cost.
- Leasehold properties with less than 40 years unexpired – by equal annual instalments over the unexpired period of the lease.
- Plant, equipment, fixtures and fittings and motor vehicles – at rates varying from 10% to 33%.

Goodwill Goodwill arising on acquisitions is capitalised and amortised on a straight-line basis over its useful economic life, up to a maximum of 20 years.

Impairment of fixed assets and goodwill Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11, 'Impairment of Fixed Assets and Goodwill'. Any impairment is recognised in the profit and loss account in the year in which it occurs.

Leasing Plant, equipment and fixtures and fittings which are the subject of finance leases are dealt with in the financial statements as tangible fixed assets and equivalent liabilities at what would otherwise have been the cost of outright purchase.

Rentals are apportioned between reductions of the respective liabilities and finance charges, the latter being calculated by reference to the rates of interest implicit in the leases. The finance charges are dealt with under interest payable in the profit and loss account.

Leased assets are depreciated in accordance with the depreciation accounting policy over the anticipated working lives of the assets, which generally correspond to the primary rental periods. The cost of operating leases in respect of land and buildings and other assets is expensed on a straight-line basis. Operating lease income consists of rentals from properties held for disposal or sub-tenant agreements and is recognised as earned.

Taxation The amount included in the profit and loss account is based on pre-tax reported income and is calculated at current local tax rates, taking into account timing differences and the likelihood of realisation of deferred tax assets and liabilities.

Deferred tax Deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date and which could give rise to an obligation to pay more or less taxation in the future. Deferred tax assets are recognised to the extent that they are regarded as recoverable. They are regarded as recoverable to the extent that, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

Pensions The expected cost of pensions in respect of the Group's defined benefit pension schemes is charged to the profit and loss account over the working lifetimes of employees in the schemes. Actuarial surpluses and deficits are spread over the expected remaining working lifetimes of employees. Note 27 in the financial statements provides further detail in respect of pension costs and commitments.

Post-retirement benefits other than pensions The cost of providing other post-retirement benefits, which comprise private healthcare, is charged to the profit and loss account so as to spread the cost over the service lives of relevant employees in accordance with the advice of qualified actuaries. Actuarial surpluses and deficits are spread over the expected remaining working lifetimes of relevant employees.

Foreign currencies Assets and liabilities in foreign currencies are translated into Sterling at the financial year end exchange rates. Profits and losses of overseas subsidiaries are translated into Sterling at average rates of exchange. Gains and losses arising on the translation of the net assets of overseas subsidiaries, less exchange differences arising on matched foreign currency borrowings, are taken to reserves and disclosed in the statement of total recognised gains and losses. Gains and losses on instruments used for hedging are recognised in the profit and loss account when the exposure that is being hedged is itself recognised.

Financial instruments Derivative instruments utilised by the Group are interest rate swaps, floors and caps, forward start interest rate swaps, cross currency swaps, forward rate agreements and forward exchange contracts and options. Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting net interest payable. Premia or discount on derivative instruments is amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements are valued at closing rates of exchange. Forward exchange contracts are valued at discounted closing forward rates of exchange. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs or is extinguished.

Notes to the financial statements

Note 1 Prior period adjustment

The Group has implemented UITF 38 and UITF 17 (revised). Accounting for ESOP trusts under UITF 38 changes the presentation of an entity's own shares held. Shares held by ESOP trusts are now treated as a deduction in arriving at shareholders' funds, rather than a fixed asset investment. In addition, the net cash outflow from the purchase of shares by the share trusts has been reclassified within the cash flow statement from Capital expenditure and financial investment to Financing. Simultaneously with the issue of UITF 38, UITF 17 Employee Share Schemes was revised. As required by UITF 17 (revised) the Directors have reviewed the classification and basis of accounting for shares held within ESOP trusts. The net effect is an increase in net assets of £53m at 28 February 2004 (£25m at 22 February 2003).

Note 2 Segmental analysis of sales, turnover, profit and net assets

The Group's operations of retailing and associated activities and property development are carried out in the UK, Republic of Ireland, Hungary, Poland, Czech Republic, Slovakia, Turkey, Thailand, South Korea, Taiwan, Malaysia, Japan and China. The results for Asia and the rest of Europe, excluding the Republic of Ireland, are for the year ended 31 December 2004.

	2005				2004			
	Sales including VAT £m	Turnover excluding VAT £m	Operating profit £m	Net operating assets £m	Sales including VAT £m	Turnover excluding VAT £m	Operating profit £m	Net operating assets restated[†] £m
Continuing operations								
UK	29,511	27,146	1,694	9,243	26,876	24,760	1,526	9,038
Rest of Europe	4,349	3,818	218	2,139	3,834	3,385	184	1,861
Asia	3,210	3,010	152	1,517	2,847	2,669	122	1,234
	37,070	33,974	2,064		33,557	30,814	1,832	
Integration costs			(53)				(45)	
Goodwill amortisation			(62)				(52)	
Operating profit			1,949				1,735	
Share of operating profit from joint ventures and associates			130				97	
Net profit/(loss) on disposal of fixed assets			53				(9)	
Net interest payable			(170)				(223)	
Profit on ordinary activities before taxation			1,962				1,600	
Operating margin (prior to goodwill amortisation and integration costs)			6.1%				5.9%	
				12,899				12,133
Net debt (note 20)				(3,842)				(4,090)
Net assets				9,057				8,043

Inter-segmental turnover between the geographical areas of business is not material. Turnover is disclosed by origin. There is no material difference in turnover by destination.

The Group's share of turnover in the joint ventures, which is not included in the numbers above, is £379m (2004 – £236m).

[†] Prior year comparatives have been restated (see note 1).

Note 3 Analysis of operating profit

	2005 £m	2004 £m
Turnover excluding VAT	33,974	30,814
Cost of sales	(31,271)	(28,405)
Gross profit	2,703	2,409
Administrative expenses	(639)	(577)
Integration costs	(53)	(45)
Goodwill amortisation	(62)	(52)
Operating profit	1,949	1,735

Cost of sales includes distribution costs and store operating costs. Employee profit-sharing is included within administrative expenses.

Note 4 Employee profit-sharing

This represents the amount allocated to the trustees of the profit-sharing scheme and is based on the UK profit after interest, before net profit/(loss) on disposal of fixed assets and taxation.

Note 5 Profit on ordinary activities before taxation

	2005 £m	2004 £m
Profit on ordinary activities is stated after charging/(crediting) the following:		
Depreciation of tangible fixed assets:		
– owned assets	654	631
– under finance leases	79	69
Goodwill amortisation	67	54
Operating lease costs (a)	283	221
Operating lease income	(119)	(102)
Employment costs (note 6)	3,534	3,234

(a) Operating lease costs include £68m for hire of plant and machinery (2004 – £55m).

Amounts payable to auditors:

		2005 £m	2004 £m
Audit	– statutory audit (i)	1.7	1.2
	– other audit services	0.4	0.3
		2.1	1.5
Non-audit services	– Assurance	0.7	0.7
	– Tax services	1.1	0.5
	– Other services	0.2	0.1
		2.0	1.3

(i) Includes £0.1m (2004 – £0.1m) for the company.

Note 6 Employment costs

	2005 £m	2004 £m
Employment costs during the year		
Wages and salaries	3,089	2,891
Social security costs	217	183
Other pension costs (note 27)	228	160
	3,534	3,234

Number of persons employed

The average number of employees during the year was: UK 245,286 (2004 – 230,680), Rest of Europe 55,781 (2004 – 49,362), Asia 34,683 (2004 – 30,369) and the average number of full-time equivalents was: UK 163,006 (2004 – 152,408), Rest of Europe 47,204 (2004 – 42,399) and Asia 32,770 (2004 – 28,528).

Notes to the financial statements continued

Note 7 Directors' emoluments and interests

Details of Directors' emoluments and interests are given in the Directors' remuneration report on pages 17 to 31.

Note 8 Net interest payable

	2005		2004	
	£m	£m	£m	£m
Interest receivable and similar income on money market investments and deposits		99		49
Less interest payable on:				
Short-term bank loans and overdrafts repayable within five years	(57)		(85)	
Long-term bank loans repayable after five years	(14)		–	
Finance charges payable on finance leases	(16)		(19)	
4% unsecured deep discount loan stock 2006 (a)	(11)		(11)	
0.7% 50bn JPY Medium Term Note (MTN) 2006	(2)		(2)	
6% 150m GBP MTN 2006	(9)		(9)	
7½% 325m GBP MTN 2007	(24)		(25)	
5¼% 500m EUR MTN 2008	(18)		(18)	
6% 250m GBP MTN 2008	(15)		(15)	
5⅛% 350m GBP MTN 2009	(18)		(18)	
4¾% 750m EUR MTN 2010	(25)		(26)	
6⅝% 150m GBP MTN 2010	(10)		(10)	
4% RPI GBP MTN 2016 (b)	(15)		(18)	
5½% 350m GBP MTN 2019	(19)		(20)	
3.322% LPI GBP MTN 2025 (c)	(14)		(15)	
6% 200m GBP MTN 2029	(12)		(12)	
5½% 200m GBP MTN 2033	(11)		(11)	
Other bonds	(8)		(6)	
Interest capitalised	63		62	
Share of interest of joint ventures and associates	(34)		(14)	
		(269)		(272)
		(170)		(223)

(a) Interest payable on the 4% unsecured deep discount loan stock 2006 includes £6m (2004 – £6m) of discount amortisation.

(b) Interest payable on the RPI GBP MTN 2016 includes £6m (2004 – £8m) of RPI related amortisation.

(c) Interest payable on the LPI GBP MTN 2025 includes £7m (2004 – £6m) of RPI related amortisation.

Note 9 Taxation

(a) Analysis of charge in year	2005 £m	2004 £m
Current tax:		
UK corporation tax at 30.0% (2004 – 30.0%)	426	433
Prior year items	(70)	(64)
Overseas taxation	56	33
Share of joint ventures and associates	30	27
	442	429
Deferred tax: (note 22)		
Origination and reversal of timing differences (i)	116	29
Prior year items	33	41
Share of joint ventures and associates	2	(1)
	151	69
Tax on profit on ordinary activities	593	498

(i) The total charge for the year of £116m includes £nil (2004 – £2m) debit to fixed assets.

Note 9 Taxation continued

(b) Factors affecting the tax charge for the year

The effective rate of corporation tax for the year of 22.5% (2004 – 26.8%) is lower than the standard rate of corporation tax in the UK of 30.0%. The differences are explained below:

	2005 %	2004 %
Standard rate of corporation tax	30.0	30.0
Effects of:		
Expenses not deductible for tax purposes (primarily goodwill amortisation and non-qualifying depreciation)	4.0	4.1
Capital allowances for the year in excess of depreciation on qualifying assets	(3.4)	(3.9)
Differences in overseas taxation rates	(0.8)	(0.9)
Timing of tax relief of share-based payments	(0.1)	1.4
Pension contributions	(3.1)	–
Prior year items	(3.5)	(4.0)
Other items	(0.6)	0.1
Effective rate of corporation tax for the year	22.5	26.8

(c) Factors that may affect future tax charges

The Group has not recognised deferred tax assets of £14m (2004 – £12m) in respect of certain tax losses which are available to carry forward and offset, should future taxable profits arise.

Note 10 Dividends

	2005 Pence/share	2004 Pence/share	2005 £m	2004 £m
Declared interim	2.29	2.07	177	151
Proposed final	5.27	4.77	410	365
	7.56	6.84	587	516

Note 11 Earnings per share and diluted earnings per share

Earnings per share and diluted earnings per share have been calculated in accordance with FRS 14, 'Earnings per Share', which requires that earnings should be based on the net profit attributable to ordinary shareholders. The calculation for earnings, including and excluding net profit/(loss) on disposal of fixed assets, integration costs and goodwill amortisation, is based on the profit for the financial year of £1,366m (2004 – £1,100m).

For the purposes of calculating earnings per share, the number of shares is the weighted average number of ordinary shares in issue during the year of 7,707 million (2004 – 7,307 million).

The calculation for diluted earnings per share uses the weighted average number of ordinary shares in issue adjusted by the effects of all dilutive potential ordinary shares. The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned. The calculation compares the difference between the exercise price of exercisable ordinary share options, weighted for the period over which they were outstanding, with the average daily mid-market closing price over the period.

The alternative measure of earnings per share is provided because it reflects the Group's underlying trading performance excluding the effect of the profit/(loss) on disposal of fixed assets, integration costs and amortisation of goodwill.

	2005 million	2004 million
Weighted average number of dilutive share options	97	61
Weighted average number of shares in issue in the period	7,707	7,307
Total number of shares for calculating diluted earnings per share	7,804	7,368

Notes to the financial statements continued

Note 12 Intangible fixed assets

	Licence (a) £m	Goodwill (b) £m	Total £m
Cost			
At 28 February 2004	–	1,058	1,058
Currency translation	–	82	82
Additions at cost	2	70	72
Disposals	–	(5)	(5)
At 26 February 2005	2	1,205	1,207
Amortisation			
At 28 February 2004	–	93	93
Currency translation	–	8	8
Charge for the period	–	62	62
At 26 February 2005	–	163	163
Net carrying value			
At 26 February 2005	2	1,042	1,044
At 28 February 2004	–	965	965

(a) Licences are amortised over the life of the licence.

(b) Goodwill arising from investments in subsidiaries in the year has been capitalised and amortised over 20 years in accordance with the provisions of FRS 10, 'Goodwill and Intangible Assets'. 20 years is the period over which the Directors estimate that the values of the underlying businesses acquired are expected to exceed the value of the underlying assets.

Goodwill arising from investments in joint ventures and associates has been capitalised and amortised over 20 years in accordance with the provisions of FRS 9, 'Associates and Joint Ventures' and FRS 10, 'Goodwill and Intangible Assets' and is included in fixed asset investments (note 14).

Note 13 Tangible fixed assets

	Land and buildings £m	Plant, equipment, fixtures and fittings and motor vehicles £m	Total £m
Cost			
At 28 February 2004	13,718	4,479	18,197
Currency translation	359	87	446
Additions at cost (a)	1,689	728	2,417
	15,766	5,294	21,060
Acquisitions	45	1	46
Disposals	(841)	(436)	(1,277)
At 26 February 2005	14,970	4,859	19,829
Depreciation			
At 28 February 2004	1,709	2,394	4,103
Currency translation	17	34	51
Charge for the period	230	503	733
	1,956	2,931	4,887
Disposals	(161)	(392)	(553)
At 26 February 2005	1,795	2,539	4,334
Net book value (b) (c)			
At 26 February 2005	13,175	2,320	15,495
At 28 February 2004	12,009	2,085	14,094
Capital work in progress included above (d)			
At 26 February 2005	540	74	614
At 28 February 2004	353	100	453

Note 13 Tangible fixed assets continued

(a) Includes £63m in respect of interest capitalised, principally relating to land and building assets. The capitalisation rate used to determine the amount of finance costs capitalised during the period was 5.7%. Interest capitalised is deducted in determining taxable profit in the period in which it is incurred.

(b) Net book value includes capitalised interest at 26 February 2005 of £597m (2004 – £540m).

The cost of Land and buildings includes £16m (2004 – nil) in respect of assets held under finance leases. The related accumulated depreciation at the end of the year was £0.1m (2004 – nil).

The cost of Plant, equipment, fixtures and fittings and motor vehicles includes £397m (2004 – £842m) in respect of assets held under finance leases. The related accumulated depreciation at the end of the year was £358m (2004 – £572m).

(c) The net book value of land and buildings comprises:

	2005 £m	2004 £m
Freehold	12,070	11,023
Long leasehold – 50 years or more	552	501
Short leasehold – less than 50 years	553	485
At 26 February 2005	13,175	12,009

(d) Capital work in progress does not include land.

Note 14 Fixed asset investments

	Group				Company		
	Joint ventures (b) £m	Associates (c) £m	Own shares £m	Other investments £m	Shares in Group undertakings £m	Loans to Group undertakings £m	Joint ventures £m
As previously reported	309	21	28	6	5,524	3,553	143
Restatement (i)	–	–	(28)	–	–	–	–
At 28 February 2004 (restated)	309	21	–	6	5,524	3,553	143
Additions (ii)	148	5	–	1	382	258	2
Effect of foreign exchange rate changes	(5)	(3)	–	–	–	–	–
Share of profit/(loss) of joint ventures and associates	72	(3)	–	–	–	–	–
Transfer to provisions (iii)	3	–	–	–	–	–	–
Goodwill amortisation	(4)	(1)	–	–	–	–	–
Income received from joint ventures and associates	(135)	–	–	–	–	–	–
Disposals	–	–	–	–	(9)	(287)	–
At 26 February 2005	388	19	–	7	5,897	3,524	145

(i) Restated in line with UITF 17 (revised) and UITF 38 (note 1). The Own shares held by the employee share ownership trust are now included within shareholders' funds (note 25).

(ii) Additions includes £140m of goodwill in respect of Joint ventures and £1m of goodwill in respect of Associates.

(iii) Transfer to provisions represents the Group's share of net liabilities within certain joint venture companies.

Notes to the financial statements continued

Note 14 Fixed asset investments continued

(a) The Group's principal operating subsidiary undertakings are:

	Business	Share of equity capital and voting rights	Country of incorporation
Tesco Stores Limited	Retail	100%	Registered in England
Tesco Property Holdings Limited	Property Investment	100%	Registered in England
Tesco Insurance Limited	Insurance	100%	Guernsey
Valiant Insurance Company Limited	Insurance	100%	Republic of Ireland
Tesco Distribution Limited	Distribution	100%	Registered in England
Tesco Card Services Limited	Card Handling Services	100%	Registered in England
T&S Stores Limited	Retail	100%	Registered in England
Tesco Ireland Limited	Retail	100%	Republic of Ireland
Tesco Global Aruhazak Rt.	Retail	99%	Hungary
Tesco Polska Sp. z o.o.	Retail	100%	Poland
Tesco Stores Č R a.s.	Retail	100%	Czech Republic
Tesco Stores SR a.s.	Retail	100%	Slovakia
Samsung Tesco Co. Limited	Retail	89%	South Korea
Ek-Chai Distribution System Co. Ltd	Retail	99%	Thailand
Tesco Taiwan Co. Limited	Retail	100%	Taiwan
Tesco Stores Malaysia Sdn Bhd	Retail	70%	Malaysia
Tesco Stores Hong Kong Limited	Purchasing	100%	Hong Kong
C Two-Network Co. Ltd	Retail	100%	Japan
Tesco Kipa A.Ş.	Retail	93%	Turkey

All principal operating subsidiary undertakings operate in their country of incorporation.

A full list of operating subsidiaries will be annexed to the next Annual Return, filed at Companies House.

(b) The Group's principal joint ventures are:

	Business	Share of issued ordinary share capital, loan capital and debt securities	Country of incorporation and principal country of operation
Shopping Centres Limited	Property Investment	50%	Registered in England
BLT Properties Limited	Property Investment	50%	Registered in England
Tesco BL Holdings Limited	Property Investment	50%	Registered in England
Tesco British Land Property Partnership	Property Investment	50%	Registered in England
Tesco Property Partnership ELP	Property Investment	50%	Registered in England
Tesco Personal Finance Group Limited	Personal Finance	50%	Registered in Scotland
Tesco Home Shopping Limited	Mail Order Retail	60%	Registered in England
Tesco Mobile Limited	Telecommunications	50%	Registered in England
dunnhumby Limited	Data Analysts	53%	Registered in England
Nutri Centres Limited	Complementary Medicines	50%	Registered in England
Hymall	Retail	50%	Republic of China
Taiwan Charn Yang Developments Limited	Property Investment	50%	Taiwan
Retail Property Company Limited	Property Investment	50%	Thailand
Tesco Card Services Limited	Personal Finance	50%	Thailand

The accounting period-ends of the joint ventures consolidated in these financial statements, range from 31 December 2004 to 26 February 2005.

Note 14 Fixed asset investments continued

The Group's share of the joint ventures, as at 26 February 2005, was as follows:

	Joint ventures in aggregate		*Tesco Personal Finance*	
	2005 £m	2004 £m	2005 £m	2004 £m
Fixed assets	717	348	8	6
Current assets	3,563	1,658	3,446	1,580
Creditors falling due within one year	(3,371)	(1,323)	(3,120)	(1,274)
Creditors falling due after more than one year	(666)	(389)	(103)	(103)
Net assets	243	294	231	209

There is no recourse to Group companies in respect of the borrowings of the joint ventures.

Tesco Personal Finance forms a substantial proportion of the gross assets and liabilities of the Group's joint ventures in aggregate. The following shows the Group's share of the results of Tesco Personal Finance:

	2005 £m	2004 £m
Other operating income	201	166
Profit before tax	101	80
Taxation	(30)	(24)
Profit after taxation	71	56

Hymall

The Group acquired a 50% share in Hymall on 1 September 2004. Of the £145m cost of investment, goodwill arising of £140m has been capitalised, and will be amortised over 20 years. The acquisition of the interest in Hymall comprised:

	£m
Group share of original book value of net assets	20
Fair value adjustments to achieve consistency of accounting policies	(15)
Fair value to the Group	5
Goodwill	140
Total cost	145

The principal fair value adjustments made to the net book values of the assets and liabilities of Hymall comprise: converting from cash accounting to accruals-based accounting; revaluation of stock; debtors and fixed assets; provision for onerous leases, and recognition of deferred tax assets.

(c) The Group's principal associate is:

	Business	Share of issued share capital, loan capital and debt securities	Country of incorporation and principal country of operation
GroceryWorks Holdings Inc.	Internet Retailer	39%	United States of America

The net assets and goodwill of associates are:

	2005 £m	2004 £m
Net assets	7	6
Goodwill	12	15
	19	21

Notes to the financial statements continued

Note 15 Stocks

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Goods held for resale	1,306	1,196	–	–
Development property	3	3	–	–
	1,309	1,199	–	–

Accumulated capitalised interest within development property at 26 February 2005 was £0.6m.

Note 16 Debtors

	Group		Company	
	2005 £m	2004 restated† £m	2005 £m	2004 £m
Amounts owed by Group undertakings	–	–	2,436	1,260
Amounts owed by undertakings in which Group companies have a participating interest	136	120	103	106
Other debtors	597	657	163	258
Prepayments and accrued income	48	37	–	–
Pension prepayment	221	12	–	–
	1,002	826	2,702	1,624

Of the amounts owed by undertakings in which Group companies have a participating interest, £126m (2004 – £109m) is due after more than one year. Included in Other debtors are amounts of £60m (2004 – £38m) due after more than one year. Included in Prepayments and accrued income is £2m (2004 – £1m) due after more than one year.

† Prior year comparatives have been restated (see note 1).

Note 17 Investments

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Money market deposits	346	430	150	99

Note 18 Creditors falling due within one year

	Group		Company	
	2005	2004 restated[†]	2005	2004
	£m	£m	£m	£m
Bank loans and overdrafts (a) (b) (c)	471	775	329	552
Trade creditors	2,819	2,434	–	–
Amounts owed to Group undertakings	–	–	1,957	1,189
Corporation tax	221	308	101	6
Other taxation and social security	221	190	2	3
Other creditors	1,229	1,040	331	323
Amounts payable to joint ventures and associates	29	10	–	–
Accruals and deferred income (d)	660	320	16	13
Finance leases (note 23) (e)	6	69	–	–
Dividends	416	370	416	370
	6,072	5,516	3,152	2,456

[†] Prior year comparatives have been restated (see note 1).

(a) Bank deposits in subsidiary undertakings of £119m (2004 – £217m) have been offset against borrowings in the parent company under a legal right of set-off.

(b) Floating rate liabilities bear interest at rates based on relevant national LIBOR equivalents. The weighted average rate of interest payable on these amounts at the year end is approximately 3.9%.

(c) Includes £9m of loans from joint ventures and associates.

(d) Accruals and deferred income includes £163m (2004 – £211m) attributable to realised gains on terminated interest rate swaps.

(e) Finance leases bear interest at a weighted average rate of approximately 5.7%.

Note 19 Creditors falling due after more than one year

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
4% unsecured deep discount loan stock 2006 (a)	116	110	116	110
Finance leases (note 23)	25	166	–	–
6% 150m GBP Medium Term Note (MTN) 2006	150	150	150	150
0.7% 50bn JPY MTN 2006	285	285	285	285
7½% 325m GBP MTN 2007	325	325	325	325
6% 250m GBP MTN 2008	250	250	250	250
5¼% 500m EUR MTN 2008	345	345	345	345
5⅛% 350m GBP MTN 2009	350	350	350	350
6⅝% 150m GBP MTN 2010	150	150	150	150
4¾% 750m EUR MTN 2010	528	528	528	528
4% RPI GBP MTN 2016 (b)	226	220	226	220
5½% 350m GBP MTN 2019	350	350	350	350
3.322% LPI GBP MTN 2025 (c)	228	221	228	221
6% 200m GBP MTN 2029	200	200	200	200
5½% 200m GBP MTN 2033	200	200	200	200
Other MTNs (d)	334	266	334	266
Other loans (e)	449	230	–	–
	4,511	4,346	4,037	3,950
Other creditors	20	22	–	–
	4,531	4,368	4,037	3,950

All MTNs are redeemable at par value in the year stated, except as set out below:

(a) The 4% unsecured deep discount loan stock is redeemable at a par value of £125m in 2006.

(b) The 4% RPI MTN is redeemable at a par value of £226m, indexed for increases in the RPI over the life of the MTN, in 2016.

(c) The 3.322% LPI MTN is redeemable at a par value of £228m, indexed for increases in the RPI over the life of the MTN, in 2025. The maximum indexation of the principal in any one year is 5%, with a minimum of 0%.

(d) These MTNs are of various maturities and include foreign currency and sterling denominated notes swapped into floating rate sterling.

(e) Various amortising bank loans maturing in 2007, 2008 and 2022.

Note 20 Net debt

		Group		Company	
		2005 £m	2004 £m	2005 £m	2004 £m
Due within one year:	Bank and other loans	471	775	329	552
	Finance leases	6	69	–	–
Due within one to two years:	Bank and other loans	745	126	655	25
	Finance leases	9	69	–	–
Due within two to five years:	Bank and other loans	1,610	1,730	1,452	1,601
	Finance leases	1	94	–	–
Due otherwise than by instalments after five years:	Bank and other loans	1,930	2,324	1,930	2,324
Due wholly or in part by instalments after five years:	Bank and other loans	201	–	–	–
	Finance leases	15	3	–	–
Gross debt		4,988	5,190	4,366	4,502
Less: Cash at bank and in hand		800	670	–	–
Money market investments and deposits		346	430	150	99
Net debt		3,842	4,090	4,216	4,403

Note 21 Financial instruments

An explanation of the objectives and policies for holding and issuing financial instruments is set out in the Operating and Financial Review on pages 2 to 9. Other than where these items have been included in the currency risk disclosures, short-term debtors and creditors have been excluded from the following analysis.

Analysis of interest rate exposure and currency of financial liabilities

The interest rate exposure and currency profile of the financial liabilities of the Group as at 26 February 2005, after taking into account the effect of interest rate and currency swaps, were:

	2005			2004		
	Floating rate liabilities £m	Fixed rate liabilities £m	Total £m	Floating rate liabilities £m	Fixed rate liabilities £m	Total £m
Currency						
Sterling	–	2,203	2,203	360	2,702	3,062
Euro	577	24	601	508	23	531
Thai Baht	550	–	550	561	–	561
Czech Krona	335	139	474	317	77	394
Slovak Krona	13	31	44	70	6	76
Japanese Yen	23	141	164	54	99	153
Korean Won	654	–	654	272	–	272
Chinese Yuan	127	–	127	–	–	–
Other	149	22	171	141	–	141
Gross Liabilities	2,428	2,560	4,988	2,283	2,907	5,190

Note 21 Financial instruments continued

	Fixed rate financial liabilities			
	2005		2004	
	Weighted average interest rate 26 Feb 2005 %	Weighted average time for which rate is fixed Years	Weighted average interest rate 28 Feb 2004 %	Weighted average time for which rate is fixed Years
Currency				
Sterling	5.7	7	5.3	6
Euro	5.4	1	5.4	1
Japanese Yen	1.3	5	1.0	5
Czech Krona	3.9	3	4.0	4
Slovak Krona	4.3	3	–	–
Malaysian Ringgit	7.9	12	–	–
Taiwanese Dollar	4.5	–	4.5	2
Weighted average	5.5	6	5.3	6

Floating rate liabilities bear interest at rates based on relevant national LIBOR equivalents. The interest rate profile of the Group has been further managed by the purchase of Euro interest rate collars with an aggregate notional principal of £145m (2004 – £135m). The average strike rate of the interest rate caps purchased is 6.76%, while the average strike rate of the interest rate floors sold is 2.98%. The average maturity of the collars is two and a half years. The current value of these contracts, if realised, is a loss of £1.7m (2004 – £2.6m).

Sterling interest rate caps with an aggregate notional principal of £600m were purchased during the year. The strike rate on these caps is 6% and the average maturity is five years. The current value of these contracts, if realised, is £3.5m.

Retail Price Index funding of £226m (2004 – £220m), maturing 2016, is outstanding and has been classified as fixed rate debt. The interest rate payable on this debt is 4% and the principal is linked to the Retail Price Index. Limited Price Index funding, of £228m (2004 – £221m), maturing 2025, is outstanding and has been classified as fixed rate debt. The interest rate payable on this debt is 3.322% and the principal is linked to the Retail Price Index. The maximum indexation of the principal in any one year is 5.0% and the minimum is 0.0%.

Analysis of interest rate exposure and currency profile of financial assets

The interest rate exposure and currency profile of the financial assets of the Group at 26 February 2005 were:

	2005				2004			
	Cash at bank and in hand £m	Short-term deposits £m	Other £m	Total £m	Cash at bank and in hand £m	Short-term deposits £m	Other £m	Total £m
Sterling	411	231	104	746	517	161	112	790
Other currencies	389	115	4	508	153	269	4	426
Total financial assets	800	346	108	1,254	670	430	116	1,216

An investment in collateralised Deutsche Bank preference shares of £150m was held at 26 February 2005, paying fixed interest of 4.3%.

Other financial assets, in respect of amounts owed by undertakings in which the company has a participating interest, attracted a rate of interest of 5.7% (being LIBOR plus a margin). Surplus funds are invested in accordance with approved limits on security and liquidity and bear rates of interest based on relevant LIBOR equivalents. Cash at bank and in hand includes non-interest bearing cash and cash in transit.

Note 21 Financial instruments continued

Borrowing facilities

The Group has the following undrawn committed facilities available at 26 February 2005 in respect of which all conditions precedent had been met at that date:

	2005 £m	2004 £m
Expiring within one year	–	133
Expiring between one and two years	561	920
Expiring in more than two years	–	305
	561	1,358

All facilities incur commitment fees at market rates and would provide funding at floating rates.

Currency exposures

Within the Group, the principal differences on exchange arising, which are taken to the profit and loss account, relate to purchases made by Group companies in currencies other than their reporting currencies. After taking account of forward currency purchases used to hedge these transactions, there were no significant balances on these exposures at the year end. Also, rolling hedges of up to 18 months duration are maintained against the value of investments in, and long-term intercompany loans to, overseas subsidiaries and, to the extent permitted in SSAP 20, differences on exchange are taken to the statement of total recognised gains and losses.

Fair values of financial assets and financial liabilities

		2005		2004
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	(477)	(475)	(844)	(852)
Long-term borrowings	(4,511)	(4,721)	(4,346)	(4,407)
Short-term deposits	346	346	430	430
Cash at bank and in hand	800	800	670	670
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and similar instruments	–	(181)	–	(192)
Interest rate options	4	2	–	(3)
Forward foreign currency contracts	–	(15)	–	(13)
Currency options	2	(6)	–	–
	(3,836)	(4,250)	(4,090)	(4,367)

Other significant financial instruments outstanding at the year end are £479m (2004 – £240m) nominal value forward foreign exchange contracts hedging the cost of foreign currency denominated purchases. On a mark-to-market basis, these contracts show a loss of £15m (2004 – £13m loss). The fair values of interest rate swaps, forward foreign exchange contracts and long-term fixed rate debt have been determined by reference to prices available from the markets on which the instruments are traded. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing interest rates.

Note 21 Financial instruments continued

Hedges

As explained in the Operating and Financial Review on pages 2 to 9, the Group hedges exposures to interest rate and currency risk. The table below shows the amount of such gains and losses which have been included in the profit and loss account for the year, and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

Unrecognised gains and losses on instruments used for hedging and those recognised in the year ended 26 February 2005 are as follows:

	Unrecognised			Deferred		
	Gains £m	Losses £m	Total £m	Gains £m	Losses £m	Total £m
At 28 February 2004	6	(214)	(208)	211	–	211
Arising in previous years and recognised in the year ended 26 February 2005	(1)	44	43	(48)	–	(48)
Arising in the period to be recognised in future years	9	(44)	(35)	–	–	–
At 26 February 2005	14	(214)	(200)	163	–	163
Expected to be recognised in the period ending 2 April 2006	3	(41)	(38)	47	–	47

Note 22 Provisions for liabilities and charges

	Other provisions £m	Property provisions £m	Deferred taxation £m	Total £m
As previously reported	–	14	572	586
Prior year adjustment[1]	–	–	7	7
At 28 February 2004 (restated)	–	14	579	593
Currency translation	–	3	3	6
Additions	3	2	–	5
Amount (credited)/charged in the year	–	(3)	149	146
At 26 February 2005	3	16	731	750

Property provisions comprise future rents payable net of rents receivable on onerous and vacant property leases, provisions for terminal dilapidations and provisions for future rents above market value on unprofitable stores. The majority of the provision is expected to be utilised over the period to 2017. Other provisions represents the Group's share of net liabilities within certain joint venture companies.

	Amount provided	
	2005 £m	2004 restated[1] £m
Deferred taxation		
Excess capital allowances over depreciation	714	629
Other timing differences	20	(45)
Losses carried forward	(3)	(5)
	731	579

[1] Prior year comparatives have been restated (see note 1).

Notes to the financial statements continued

Note 23 Leasing commitments

Finance leases

	£m
The future minimum finance lease payments to which the Group was committed at 26 February 2005 and which have been guaranteed by Tesco PLC are:	
Gross rental obligations	60
Less: finance charges allocated to future periods	(29)
	31

	2005 £m	2004 £m
Net amounts payable are:		
Within one year	6	69
Between two and five years	10	163
After five years	15	3
	31	235

Operating leases

	Land and buildings		Other	
	2005 £m	2004 £m	2005 £m	2004 £m
As at 26 February 2005, the Group had lease agreements for which payments extend over a number of years. Annual commitments under operating leases expiring:				
Within one year	13	5	2	2
Between two and five years	16	21	30	28
After five years	210	144	12	9
	239	170	44	39

Note 24 Called up share capital

	Ordinary shares of 5p each	
	Number	£m
Authorised:		
At 28 February 2004	9,632,000,000	482
Authorised during the year	968,000,000	48
At 26 February 2005	10,600,000,000	530
Allotted, called up and fully paid:		
At 28 February 2004	7,680,158,055	384
Scrip dividend election	34,189,410	2
Share options	68,822,077	3
At 26 February 2005	7,783,169,542	389

During the financial year, 103 million shares were issued for an aggregate consideration of £239m, which comprised £93m for scrip dividend and £146m for share options.

Between 26 February 2005 and 11 April 2005, options on 1,110,348 ordinary shares and 2,198,903 ordinary shares have been exercised under the terms of the savings-related share option scheme (1981) and the executive share option schemes (1994 and 1996), respectively.

As at 26 February 2005, the Directors were authorised to purchase up to a maximum in aggregate of 768.4 million ordinary shares.

Note 25 Reserves

	Group		Company	
	2005 £m	2004 restated[†] £m	2005 £m	2004 £m
Share premium account				
At 28 February 2004	3,470	2,465	3,470	2,465
Premium on issue of shares less costs	143	851	143	851
Scrip dividend election	91	154	91	154
At 26 February 2005	3,704	3,470	3,704	3,470
Other reserves				
At 26 February 2005 and 28 February 2004	40	40	–	–
Profit and loss account				
As previously reported	4,051	3,649	683	430
Prior year adjustment[†]	24	53	–	–
As at 28 February 2004 (restated)	4,075	3,702	683	430
Gain/(loss) on foreign currency net investments	19	(157)	(71)	(2)
Tax effect of exchange adjustments offset in reserves	16	–	16	–
Issue of shares	(16)	(25)	–	–
Retained profit for the financial year	779	584	508	255
At 26 February 2005	4,873	4,104	1,136	683

[†] Prior year comparatives have been restated (see note 1).

Other reserves comprise a merger reserve arising on the acquisition of Hillards plc in 1987.

In accordance with section 230 of the Companies Act 1985 a profit and loss account for Tesco PLC, whose result for the year is shown above, has not been presented in these financial statements.

The cumulative goodwill written-off against the reserves of the Group as at 26 February 2005 amounted to £718m (2004 – £718m).

During the year, the qualifying employee share ownership trust (QUEST) subscribed for 10 million, 0.1% of called-up share capital at 26 February 2005 (2004 – 30 million, 0.4%), shares from the company. The amount of £16m (2004 – £25m) shown above represents contributions to the QUEST from subsidiary undertakings.

Included in the profit and loss account is an investment in own shares of £12m, which represents 5.89 million 5p ordinary shares in Tesco PLC (0.1% of called up share capital at 26 February 2005) with a weighted average value of £1.95 each. These shares are held by the QUEST in order to satisfy options under savings-related share option schemes which become exercisable over the next few years. The carrying value of £12m (market value £18m) represents the exercise amount receivable in respect of these shares subscribed for by the QUEST at market value. Funding is provided to the QUEST by Tesco Stores Limited, the company's principal operating subsidiary. The QUEST has waived its right to dividends on these shares.

The employee benefit trusts hold shares in Tesco PLC for the purpose of the various executive share incentive and profit share schemes. At 26 February 2005, the trusts held 70.88 million shares (2004 – 52.38 million), which cost £185m (2004 – £110m) and had a market value of £219m (2004 – £135m). In accordance with UITF 38, these shares have been treated as a deduction in arriving at shareholders' funds. The prior period figures have been restated accordingly.

Note 26 Share options

Company schemes

The company had the following share option schemes in operation during the year:

(i) The savings-related share option scheme (1981) permits the grant to employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years, with contributions from employees of an amount between £5 and £250 per four-weekly period. Options are capable of being exercised at the end of the three or five-year period at a subscription price not less than 80% of the middle-market quotation of an ordinary share immediately prior to the date of grant.

Notes to the financial statements continued

Note 26 Share options continued

(ii) The Irish savings-related share option scheme (2000) permits the grant to Tesco Ireland employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between €12 and €320 per four-weekly period. Options are capable of being exercised at the end of the three or five-year period at a subscription price not less than 75% of the middle-market quotation of an ordinary share immediately prior to the date of grant.

(iii) The executive share option scheme (1984) permitted the grant of options in respect of ordinary shares to selected executives. The scheme expired after ten years on 9 November 1994 and during the year all outstanding options under the scheme were exercised.

(iv) The executive share option scheme (1994) permitted the grant of options in respect of ordinary shares to selected executives. The scheme expired after ten years on 17 October 2004. Options were generally exercisable between three and ten years from the date of grant, at a subscription price not less than the average of the middle-market quotations of an ordinary share for the three dealing days immediately preceding the date of grant. The exercise of options will normally be conditional upon the achievement of a specified performance target related to the annual percentage growth in earnings per share over a three-year period. There were no discounted options granted under this scheme.

(v) The unapproved executive share option scheme (1996) was adopted on 7 June 1996. This scheme was introduced following legislative changes which limited the number of options which could be granted under the previous scheme. As with the previous scheme, the exercise of options will normally be conditional upon the achievement of a specified performance target related to the annual percentage growth in earnings per share over any three-year period. There will be no discounted options granted under this scheme.

(vi) The international executive share option scheme (1994) permitted the grant of options in respect of ordinary shares to selected non-UK executives on substantially the same basis as their UK counterparts. The scheme expired after ten years on 20 May 2004. Options were normally exercisable between three and ten years from their grant at a price of not less than the average of the middle-market quotations for the ordinary shares for the three dealing days immediately preceding their grant. The exercise of options will normally be conditional on the achievement of a specified performance target related to the annual percentage growth in earnings per share over a three-year period. There were no discounted options granted under this scheme.

(vii) The performance share plan (2004) was adopted on 4 July 2004. This scheme permits the grant of options in respect of ordinary shares to selected executives. Options are normally exercisable between four and ten years from the date of grant for nil consideration. The exercise of opions will normally be conditional on the achievement of specified performance targets determined by the Remuneration Committee when the options are granted.

Tesco PLC has taken advantage of the exemptions applicable to Inland Revenue-approved SAYE share option schemes and equivalent overseas schemes under Urgent Issues Task Force Abstract 17 (revised 2003), 'Employee Share Schemes'. In schemes where options are granted at nil discount, there is no charge to the profit and loss account.

The company has granted outstanding options in connection with the six open schemes as follows:

Savings-related share option scheme (1981) *Date of grant*	Number of executives and employees	Shares under option 26 Feb 2005	Subscription price (pence)
28 October 1999	1,489	1,912,412	151.0
26 October 2000	15,547	17,350,526	198.0
8 November 2001	20,591	21,123,441	198.0
8 November 2002	52,215	51,464,183	159.0
6 November 2003	58,332	46,066,547	195.0
4 November 2004	68,985	48,105,391	232.0

NOTE 26 Share options continued

Irish savings-related share option scheme (2000)

Date of grant	Number of executives and employees	Shares under option 26 Feb 2005	Subscription price (pence)
2 June 2000	689	963,830	163.0
26 October 2000	210	244,695	198.0
8 November 2001	331	314,241	198.0
8 November 2002	963	982,303	159.0
6 November 2003	1,353	1,201,870	195.0
4 November 2004	1,471	1,188,164	232.0

Executive share option scheme (1994)

Date of grant	Number of executives	Shares under option 26 Feb 2005	Subscription price (pence)
27 April 1995	2	210,102	90.3
13 October 1995	38	1,049,355	104.0
26 June 2000	628	5,235,061	205.0
26 April 2001	790	4,825,927	247.0
15 April 2002	546	2,992,196	259.0
14 April 2003	725	3,713,204	197.5
30 April 2004	501	3,264,848	253.3

Executive share option scheme (1996)

Date of grant	Number of executives	Shares under option 26 Feb 2005	Subscription price (pence)
21 May 1998	260	4,116,743	176.7
30 September 1998	9	229,950	164.0
28 January 1999	337	5,108,019	178.0
24 May 1999	1	120,220	179.4
9 November 1999	10	273,412	184.0
30 November 1999	1	228,901	173.0
20 April 2000	15	770,836	209.5
26 June 2000	155	3,642,552	205.0
26 April 2001	802	10,395,207	247.0
15 April 2002	1,241	18,163,450	259.0
14 April 2003	1,454	29,085,597	197.5
30 April 2004	1,608	25,560,455	253.3

International executive share option scheme (1994)

Date of grant	Number of executives	Shares under option 26 Feb 2005	Subscription price (pence)
21 May 1998	60	588,000	176.7
28 January 1999	104	1,094,500	178.0
24 May 1999	8	310,746	179.4
26 June 2000	231	2,400,709	205.0
26 April 2001	393	2,678,298	247.0
25 April 2002	544	3,919,010	259.0
14 April 2003	624	6,136,604	197.5
30 April 2004	796	5,897,635	253.3

Performance Share Plan (2004) – nil cost options

Date of grant	Number of executives	Shares under option 26 Feb 2005	Subscription price (pence)
28 July 2004	6	1,126,257	Nil

Notes to the financial statements continued

Note 27 Pensions

The Group has continued to account for pensions and other post-employment benefits in accordance with SSAP 24 and the disclosures in note (a) below are those required by that standard. FRS 17, 'Retirement Benefits' was issued in November 2000, and the transitional disclosures required by that standard, to the extent they are not given in note (a), are set out in note (b). For the financial period ending April 2006 the Group will adopt International Accounting Standard 19.

The last full actuarial valuation of the main UK scheme was carried out as at 31 March 2002. The next full valuation will be performed as at 31 March 2005 and the results will not be known until the end of the financial period. An additional contribution of £200m was made in February 2005 to reduce the expected increase in the actuarial deficit since the last full valuation. Any decision as to the level of future contributions will be made once the results of the March 2005 valuation are known.

(a) Pension commitments

United Kingdom

The principal plan within the Group is the Tesco PLC Pension Scheme, which is a funded defined benefit pension scheme in the UK, the assets of which are held as a segregated fund and administered by trustees. The total profit and loss charge of UK schemes to the Group during the year was £218m (2004 – £152m). A SSAP 24 pension prepayment of £221m (2004 – £12m) is present in the Group balance sheet, which includes the additional contribution of £200m.

An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme at 31 March 2002. The assumptions that have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rate of increase in salaries and pensions.

The key assumptions made were a rate of return on investments of 6.75%, a rate of increase in salaries of 4% and a rate of increase in pensions of 2.6%.

At the date of the last actuarial valuation, the market value of the scheme's assets was £1,576m and the actuarial value of these assets represented 91% of the benefits that had accrued to members, after allowing for expected future increases in earnings and pensions in payment. The actuarial shortfall of £159m will be met via increased contributions over a period of ten years, being the expected average remaining service lifetime of employed members.

The T&S Stores Senior Executive Pension Scheme is a funded defined benefit scheme open to senior executives and certain other employees at the invitation of the company. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme as at 6 April 2001. At that time, the market value of the scheme's assets was £5.8m and the actuarial value of these assets represented 110% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

Overseas

The Group operates a number of schemes worldwide, which include defined benefit and defined contribution schemes. The contributions payable for non-UK schemes of £10m (2004 – £8m) have been fully expensed against profits in the current year. A funded defined benefit scheme operates in the Republic of Ireland. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme as at 1 April 2004. At that time the market value of the scheme's assets was £62m and the actuarial value of these assets represented 99% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

(b) FRS 17, 'Retirement Benefits'

The valuations used for FRS 17 have been based on the most recent actuarial valuations and updated by Watson Wyatt LLP to take account of the requirements of FRS 17 in order to assess the liabilities of the schemes at 26 February 2005. Schemes' assets are stated at their market values at 26 February 2005. Heissmann Consultants (Ireland) Limited have updated the most recent Republic of Ireland valuation. The liabilities relating to post-retirement healthcare benefits (note 28) have also been determined in accordance with FRS 17, and are incorporated in the following tables.

Note 27 Pensions continued

Major assumptions

The major assumptions, on a weighted average basis, used by the actuaries were as follows:

	2005 %	2004 %	2003 %
Rate of increase in pensionable salaries	3.9	3.8	3.6
Rate of increase in pensions in payment	2.6	2.5	2.3
Rate of increase in deferred pensions	2.6	2.5	2.3
Rate of increase in career average benefits	2.6	2.5	2.3
Discount rate	5.4	5.7	5.5
Price inflation	2.6	2.5	2.3

The assets in the schemes and the expected rates of return were:

	2005		2004		2003	
	Long-term rate of expected return %	Market value £m	Long-term rate of expected return %	Market value £m	Long-term rate of expected return %	Market value £m
Equities	8.2	1,908	8.1	1,399	8.6	945
Bonds	5.4	560	5.7	445	5.5	386
Property	6.8	183	6.9	92	7.1	88
Other	3.5	67	3.8	43	3.8	87
Total market value of assets		2,718		1,979		1,506
Present value of schemes' liabilities		(3,453)		(2,653)		(2,275)
Deficit in the schemes		(735)		(674)		(769)
Related deferred tax asset		218		202		229
Net pension liability		(517)		(472)		(540)

	2005 £m	2004 restated[1] £m
Group net assets		
Net assets prior to pension adjustments	9,006	7,998
FRS 17 pension liability	(517)	(472)
	8,489	7,526
SSAP 24 pension asset	(221)	(12)
Net assets after pension adjustments	8,268	7,514
Group reserves		
Profit and loss reserve prior to pension adjustments	4,873	4,104
FRS 17 pension liability	(517)	(472)
	4,356	3,632
SSAP 24 pension asset	(221)	(12)
Profit and loss reserve after pension adjustments	4,135	3,620

[1] Prior year comparatives have been restated (see note 1).

Notes to the financial statements continued

Note 27 Pensions continued

On full compliance with FRS 17, and on the basis of the assumptions noted above, the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses for the year ended 26 February 2005 are set out below:

	2005 £m	2004 £m
Analysis of the amount charged to operating profit		
Current service cost	272	201
Past service cost	–	–
Total operating charge	272	201
Analysis of the amount credited/(charged) to other finance income		
Expected return on pension schemes' assets	156	120
Interest on pension schemes' liabilities	(152)	(126)
Net return	4	(6)
Analysis of the amount recognised in the statement of total recognised gains and losses		
Actual return less expected return on pension schemes' assets	66	192
Experience gains and losses arising on the schemes' liabilities	(14)	(48)
Changes in assumptions underlying the present value of the schemes' liabilities	(282)	(4)
Total actuarial (loss)/gain recognised in the statement of total recognised gains and losses	(230)	140
Movement in deficit during the year		
Deficit in schemes at beginning of the year	(674)	(769)
Movement in year:		
Current service cost	(272)	(201)
Contributions (a)	437	162
Past service costs	–	–
Acquisition cost	–	–
Other finance income/(charge)	4	(6)
Actuarial (loss)/gain	(230)	140
Deficit in schemes at end of the year	(735)	(674)

(a) Total contributions of £437m in the current year include an additional contribution of £200m paid in February 2005.

History of experience gains and losses for the year to 26 February 2005	2005 £m	2004 £m	2003 £m
Difference between the expected and actual return on schemes' assets:			
Amount	66	192	(323)
Percentage of schemes' assets	2.4%	9.7%	(21.4%)
Experience gains and losses on schemes' liabilities:			
Amount	(14)	(48)	(53)
Percentage of schemes' liabilities	(0.4%)	(1.8%)	(2.3%)
Total actuarial (loss)/gain recognised in the statement of total recognised gains and losses:			
Amount	(230)	140	(569)
Percentage of schemes' liabilities	(6.7%)	5.3%	(25.0%)

Note 28 Post-retirement benefits other than pensions

The company operates a scheme offering post-retirement healthcare benefits. The cost of providing these benefits has been accounted for on a similar basis to that used for defined benefit pension schemes.

The liability as at 26 February 2005 of £7.4m, which was determined in accordance with the advice of qualified actuaries, is being spread forward over the service lives of relevant employees. £0.6m has been charged to the profit and loss account and £0.4m of benefits were paid. An accrual of £5.6m (2004 – £5.4m) is being carried in the balance sheet. It is expected that payments will be tax deductible, at the company's tax rate, when made.

Note 29 Capital commitments

At 26 February 2005 there were commitments for capital expenditure contracted for, but not provided, of £416m (2004 – £501m), principally relating to the store development programme.

Note 30 Contingent liabilities

The company has irrevocably guaranteed the liabilities as defined in section 5(c) of the Republic of Ireland (Amendment Act) 1986, of various subsidiary undertakings incorporated in the Republic of Ireland.

Tesco Personal Finance, in which the Group owns a 50% joint venture share, has commitments, described in its own financial statements as at 31 December 2004, of formal standby facilities, credit lines and other commitments to lend, totalling £5.2bn (2004 – £4.6bn). The amount is intended to provide an indication of the volume of business transacted and not of the underlying credit or other risks.

There are a number of contingent liabilities that arise in the normal course of business which if realised are not expected to result in a material liability to the Group.

Note 31 Related party transactions

During the year, there were no material transactions or amounts owed or owing with any of the Group's key management or members of their close family.

During the year the Group traded with it's joint ventures: Shopping Centres Limited, BLT Properties Limited, Tesco BL Holdings Limited, Tesco British Land Property Partnership, Tesco Personal Finance Group Limited, Tesco Home Shopping Limited, dunnhumby Limited, Tesco Mobile Limited, Nutri Centres Limited, Taiwan Charn Yang Developments Limited, Retail Property Company Limited, Tesco Card Services Limited, Tesco Property Partnership ELP and Hymall. During the year the Group also traded with it's five associates: Broadfields Management Limited, Clarepharm Limited, GroceryWorks Holdings Inc., Hussmann (Hungary) Kft and Greenergy Fuels Limited. The main transactions during the year were:

(i) Equity funding of £3m (2004 – £20m) in joint ventures and £4m (2004 – £8m) in associates.

(ii) The Group made net loans to joint ventures of £10m. The Group repaid £1m (2004 – £1m) of loans from joint ventures.

(iii) The Group has balances due from joint ventures and associates of £136m (2004 – £120m) as at 26 February 2005.
The Group has outstanding balances due to joint ventures and associates of £29m (2004 – £10m) as at 26 February 2005.

(iv) The Group made purchases of £456m (2004 – £72m) from joint ventures and associates.

(v) The Group has charged joint ventures and associates an amount totalling £761m (2004 – £63m) during the year in respect of services, loan interest and assets transferred.

(vi) Tesco Stores Limited is a member of one or more partnerships to whom the provisions of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 apply ('Regulations'). The accounts for those partnerships have been consolidated into these accounts pursuant to regulation 7 of the Regulations.

Notes to the financial statements continued

Note 32 Reconciliation of operating profit to net cash inflow from operating activities

	2005 £m	2004 £m
Operating profit	1,949	1,735
Depreciation and goodwill amortisation	795	752
Additional pension contribution	(200)	–
Increase in goods held for resale	(67)	(92)
Decrease in development property	–	15
(Increase)/decrease in debtors	(48)	17
Increase in trade creditors	337	261
Increase in other creditors	238	254
Decrease in working capital (a)	460	455
Net cash inflow from operating activities (b)	3,004	2,942

(a) The decrease in working capital includes the impact of translating foreign currency working capital movements at average exchange rates rather than year end exchange rates.

(b) The subsidiaries acquired during the year have not had a significant impact on Group operating cash flows.

Note 33 Analysis of changes in net debt

	At 28 Feb 2004 £m	Cash flow £m	Other non-cash changes £m	Acquisitions £m	Exchange movements £m	At 26 Feb 2005 £m
Cash at bank and in hand	670	121	–	–	9	800
Liquid resources (a)	430	(97)	–	–	13	346
Bank and other loans	(775)	348	(14)	(15)	(15)	(471)
Finance leases	(69)	63	–	–	–	(6)
Debt due within one year	(844)	411	(14)	(15)	(15)	(477)
Bank and other loans	(4,180)	(330)	(19)	(2)	45	(4,486)
Finance leases	(166)	157	(16)	–	–	(25)
Debt due after one year	(4,346)	(173)	(35)	(2)	45	(4,511)
	(4,090)	262	(49)	(17)	52	(3,842)

(a) Liquid resources comprises short-term deposits with banks and money-market investments which mature within 12 months of the date of inception.

Note 34 Acquisitions

The net assets and results of acquired businesses are included in the consolidated accounts from their respective dates of acquisition. The following table sets out the effect of the material acquisitions by the Group in the year to 26 February 2005 on the consolidated balance sheet. Acquisition accounting has been applied in all cases. The fair values currently established for all acquisitions made in the year to 26 February 2005 are provisional. Fair values will be reviewed based on additional information up to 2 April 2006. The Directors do not believe that any net adjustments resulting from such a review would have a material effect on the Group. The goodwill arising on these acquisitions has been capitalised and is being amortised over 20 years.

Adminstore

Adminstore was acquired on 17 April 2004 and included in the consolidated balance sheet at 26 February 2005. The purchase consideration was £56m. The net assets of Adminstore on acquisition and the provisional fair values were as follows:

	Book values of acquired business £m	Adjustments to align accounting policies £m	Revaluations £m	Fair values at date of acquisition £m
Fixed assets	3	–	1	4
Stock	3	–	–	3
Debtors	5	–	–	5
Cash	1	–	–	1
Creditors	(8)	–	–	(8)
Provisions for liabilities and charges	(1)	–	–	(1)
Net assets acquired	3	–	1	4
Consideration				
Cash				56
Goodwill				52

The principal fair value adjustment made to the net book values of the assets and liabilities of Adminstore was the revaluation of freehold property to market value, based on valuations obtained from independent experts.

For the year ended 27 September 2003, Adminstore reported an audited profit after tax of £1.3m, and for the period 28 September 2003 to 17 April 2004 audited operating profit before exceptional items of £0.7m and audited post-tax loss after exceptional items of £7.6m based on its then accounting policies.

Other acquisitions

During the year C Two-Network in Japan acquired Fre'c, which operates a small number of convenience stores in Japan, for cash consideration of £2m. Goodwill on the acquisition was £13m after taking account of Fre'c's liabilities at the time of acquisition.

The Group also acquired eDiets for cash consideration of £2m; there was £nil goodwill in respect of this acquisition. The company owns the licence to use the eDiets name in the UK and Republic of Ireland.

Five year record

Year ended February	2001	2002	2003	2004 53 weeks	2005
Financial statistics (£m)					
Group sales	22,585	25,401	28,280	33,557	37,070
Turnover excluding VAT					
UK	18,203	19,821	21,309	24,760	27,146
Rest of Europe	1,737	2,181	2,664	3,385	3,818
Asia	860	1,398	2,031	2,669	3,010
	20,800	23,400	26,004	30,814	33,974
Underlying operating profit [1]					
UK	1,100	1,213	1,297	1,526	1,694
Rest of Europe	70	90	141	184	218
Asia	4	29	71	122	152
	1,174	1,332	1,509	1,832	2,064
Operating margin [1]					
UK	6.0%	6.1%	6.1%	6.2%	6.2%
Rest of Europe	4.0%	4.1%	5.3%	5.4%	5.7%
Asia	0.5%	2.1%	3.5%	4.6%	5.0%
Total Group	5.6%	5.7%	5.8%	5.9%	6.1%
Share of operating profit before goodwill amortisation *from joint ventures and associates*	21	42	72	99	135
Net interest payable	(125)	(153)	(180)	(223)	(170)
Underlying pre-tax profit [2]	1,070	1,221	1,401	1,708	2,029
Integration costs	–	–	(4)	(45)	(53)
Goodwill amortisation	(8)	(10)	(23)	(54)	(67)
Net profit/(loss) on disposal of fixed assets	(8)	(10)	(13)	(9)	53
Profit on ordinary activities before taxation	1,054	1,201	1,361	1,600	1,962
Taxation	(333)	(371)	(415)	(498)	(593)
Minority interests	1	–	–	(2)	(3)
Profit for the financial year	722	830	946	1,100	1,366

Year ended February	2001	2002	2003	2004 53 weeks	2005
Group enterprise value (£m) [3]	21,590	21,290	16,896	23,866	27,853
Underlying diluted earnings per share [2]	10.66p	12.14p	13.98p	16.31p	18.30p
Underlying earnings per share [2]	10.87p	12.33p	14.10p	16.45p	18.53p
Dividend per share	4.98p	5.60p	6.20p	6.84p	7.56p
Return on shareholders' funds [4]	22.7%	23.2%	23.3%	23.6%	23.9%
Return on capital employed [5]	11.0%	10.8%	10.2%	10.4%	11.5%
Group statistics					
Number of stores [6]	907	979	2,291	2,318	2,334
Total sales area – 000 sq ft [6/7]	28,362	32,491	39,944	45,402	49,135
Full-time equivalent employees	152,210	171,794	188,182	223,335	242,980
UK retail statistics					
Number of stores	692	729	1,982	1,878	1,780
Total sales area – 000 sq ft [7]	17,965	18,822	21,829	23,291	24,207
Average store size (sales area – sq ft) [8]	27,636	28,576	29,455	30,890	31,677
Full-time equivalent employees [9]	113,998	121,272	133,051	152,408	163,006
UK retail productivity £					
Turnover per employee [10]	159,678	163,443	160,157	162,459	166,534
Profit per employee [10]	9,649	10,002	9,748	10,013	10,392
Wages per employee [10]	16,087	16,821	17,020	17,615	17,871
Weekly sales per sq ft [7/11]	21.75	22.43	21.86	22.48	23.89

1. Excludes integration costs and goodwill amortisation. Operating margin is based upon turnover exclusive of VAT.
2. Underlying profit, underlying earnings per share and underlying diluted earnings per share exclude net profit/(loss) on disposal of fixed assets, integration costs and goodwill amortisation.
3. Market capitalisation plus net debt.
4. Underlying profit divided by average shareholders' funds.
5. The numerator is profit before interest, less tax. The denominator is the calculated average of net intangibles plus net tangible fixed assets plus net investments in JVs and associates plus net working capital and long-term provisions. 2004 ROCE has been restated (previously 10.5%) to reflect the effect of UITF 17 and 38 (note 1).
6. In addition, there are 31 stores operated by our Hymall joint venture in China, which have 2,637,000 sq ft of sales area.
7. Store sizes exclude lobby and restaurant areas.
8. Average store size excludes Express and T&S stores.
9. Based on average number of full-time equivalent employees in the UK.
10. Based on turnover exclusive of VAT, underlying operating profit and total staff cost per full-time equivalent employee.
11. Based on weighted average sales area and sales excluding property development.


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